As filed with the Securities and Exchange Commission on	Registration No. 0001576575

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1/A
(Amendment No. 5 )

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

GAMING ENTERTAINMENT INTERNATIONAL, INC.

Nevada	721120	46-1738980
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

11700 W. Charleston Blvd

Suite 170-170

Las Vegas, NV 89135

Phone: (702) 755-3745

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive Offices)

William W. Noll, CFO Gaming Entertainment International, Inc.

9510 W. Sahara Avenue Ste 120

Las Vegas, NV 89117

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies of all communication to:

Ms. Diane Dalmy, Attorney at Law,

2000 East 12th Avenue

Suite 32/10B

Denver, Colorado 80206

Telephone: 303-985-9324
Facsimile 303-988-6954

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

1

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions “large accelerated filer,”“accelerated file,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall there after become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount of Shares to be Registered	Proposed Maximum offering Price per unit (1)	Proposed Maximum Aggregate offering Price	Amount of Registration Fee
Common Stock, par value $.001	5,000,000	$3.00	$15,000,000	$ 2,100.00(2)

(1) There is no current market for the securities and the price at which the Shares are being offered has been arbitrarily determined by the Company and used for the purpose of computing the amount of the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act.

EXPLANATORY NOTE

This registration statement and the prospectus therein covers the registration of 5,000,000 shares of common stock offered by the Company.

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The information contained in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and these securities may not be sold until that registration statement becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS	Subject to Completion, Dated March 13, 2014

GAMING ENTERTAINMENT INTERNATIONAL INC.
5,000,000 shares of Common Stock offered by the Company at $3.00 per share

This prospectus relates to the offer and sale of 5,000,000 shares of common stock (the “Shares”) of Gaming Entertainment International, Inc.(“Company”), $0.001 par value per share, offered by the Company at a price of $3.00 per share.

The maximum number of Shares that can be sold pursuant to the terms of this offering by the Company is (in aggregate) 5,000,000 shares of Common Stock. Funds received by the Company will be immediately available to the Company to begin the project.

Our officers and directors will market our common stock and offer and sell the securities on our behalf.  Our officers and directors will not receive any compensation for their roles in selling shares in the offering. They will only be soliciting investments into the Company from friends, family and those persons with which they have a prior business relationship and that they reasonably believe would have an interest in investing in the Company.  The officers and directors will distribute to all interested investors a copy of the Company’s prospectus.

Completion of this offering is not subject to a minimum offering amount. The sale of the 5,000,000 shares is intended to be a self-underwritten public offering, with no minimum purchase requirement.  Shares will be offered on a best efforts basis and we do not intend to use an underwriter for this offering.  We have no current arrangements or any agreements with any underwriters, broker-dealers or selling agents for the sale of the Shares. However, in the event we can locate and enter into any such arrangement(s), the shares may also be sold through such licensed broker-dealer(s) and/or selling agent(s).

We do not have an arrangement to place the proceeds from this offering in an escrow, trust or similar account, which may represent risks to investors in our stocks. Please refer to Risk Factors for more detailed information. Any funds raised from the offering will be immediately available to the Company for our immediate use.

The offering will terminate twenty-four (24) months from the date that the registration statement relating to the Shares is declared effective, unless earlier fully subscribed or terminated by the Company. The Company intends to maintain the current status and accuracy of this prospectus and to allow the Company to offer and sell the Shares for a period of up to two (2) years, unless earlier completely sold, pursuant to Rule 415 of the General Rules and Regulations of the Securities and Exchange Commission. All costs incurred in the registration of the Shares are being borne by the Company.

There has been no public market for the Company’s common stock. No assurances can be given that a public market will develop following completion of this offering or that, if a market does develop, it will be sustained. The offering price for the Shares has been arbitrarily determined by the Company and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company. The Shares will become tradable on the effective date of the registration statement of which this prospectus is a part.

The Company has no current arrangements or any agreements with any underwriters, broker-dealers or selling agents for the sale of the Shares.

Assumed Price To Public

Per Common Stock

Share Offered $3.00 per share

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

These securities involve a high degree of risk. See “RISK FACTORS” contained in this prospectus beginning on page 6.

Gaming Entertainment International, Inc. qualifies as an "emerging growth company" as defined in the Jumpstart our Business Startups Act (the "JOBS Act"), which was recently signed into law April 5, 2012. The Company therefore will be subject to reduced public company reporting requirements.

An emerging growth company is a company with annual gross revenues of less than $1,000,000,000 during its most recently completed fiscal year. An emerging growth company retains its status and reduced regulatory and reporting requirements associated with it until the earliest of:

•	the last day of the first fiscal year during which the Company has annual gross revenues of $1,000,000,000 or more;
•	the last day of the first fiscal year following the fifth anniversary of the Company's initial public offering ("IPO");
•	the date on which the Company has, during the previous three year period, issued more than $1,000,000,000 in non-convertible debt; or
•	the date on which the Company is deemed to be a large accelerated filer.

The Company is an emerging growth company for purposes of the Securities Act and the Securities Exchange Act if the first sale of common equity securities of such issuer pursuant to an effective registration statement under the Securities Act occurred on or before December 8, 2011. The Company is exempt from certain regulatory and reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The JOBS Act facilitates the IPO process for emerging growth companies by exempting them from:

•	Section 14A(a) and (b) of the Exchange Act implemented by Section 951 of the Dodd-Frank Act, which requires companies to hold shareholder advisory votes on executive compensation and golden parachute compensation;
•	Section 14(i) of the Exchange Act, which will require companies to disclose the relationship between executive compensation actually paid and the financial performance of the company;
•	Section 953(b)(1) of the Dodd-Frank Act, which will require companies to disclose the ratio between the annual total compensation of the chief executive officer and the median on the annual total compensation of all employees of the respective company;
•	The requirement to provide certain other executive compensation disclosure under Item 402 of Regulation S-K, of which an emerging growth company will be required to comply only with the more limited provisions of Item 402 applicable to smaller reporting companies.
•	An emerging growth company will not be required to provide an auditor's attestation report on internal financial reporting controls under Section 404(b) of the Sarbanes-Oxley Act of 2002;
•	An emerging growth company will not have to comply with any new or revised financial accounting standards not applicable to private companies; and
•	An emerging growth company will not have to comply with any rules that the Public Company Accounting Oversight Board might adopt requiring audit firm rotation or auditor discussion and analysis of the issuer's financial statements.

4

Under the JOBS Act, emerging growth companies are subject to scaled financial disclosure requirements. Pursuant to these scaled requirements, emerging growth companies may: (i) provide only two rather than three years of audited financial statements in their IPO Registration Statement; (ii) provide selected financial data only for periods no earlier than those included in the IPO Registration Statement in all SEC filings, rather than the five years of selected financial date normally required; (iii) delay compliance with new or revised accounting standards that have different effective dates for public and private companies until they are made applicable to private companies; and (iv) be exempted from compliance with Section 404(b) of the Sarbanes-Oxley Act, which requires companies to receive an outside auditor's attestation regarding the issuer's internal controls.

We have decided to take advantage of the exemptions provided to emerging growth companies as outlined above. As a result, some investors may find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, during the IPO offering process, emerging growth companies are exempt from: (i) restrictions on analyst research prior to and immediately after the IPO, even from an investment bank that is underwriting the IPO; (ii) certain restrictions on communications to institutional investors before filing the IPO registration statement; and (iii) the requirement initially to publicly file IPO Registration Statements. Emerging growth companies can confidentially file draft Registration Statements and any amendments with the SEC. Public filings of the draft documents must be made at least 21 days prior to commencement of the IPO "road show."

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Gaming Entertainment International, Inc.

Prospectus dated March 13, 2014

TABLE OF CONTENTS

Prospectus Summary	7
Risk Factors	12
Forward-Looking Statements	22
Determination of Offering Price	22
Use of Proceeds	22
Dividend Policy	23
Dilution	24
Plan of Distribution	25
Description of Securities	26
The Company	28
Plan of Operation	32
Management's Discussion and Analysis of Financial Condition and Results of Operations	35
Directors, Executive Officers, and Control Persons	38
Executive Compensation	41
Security Ownership of Certain Beneficial Owners and Management	42
Certain Relationships and Related Transactions	43
Legal Matters	45
Experts	45
Disclosure of Commission Position of Indemnification for Securities Act Liabilities	45
Financial Statement	F-1

6

PROSPECTUS SUMMARY

This summary highlights some information from this prospectus, and it may not contain all the information important to making an investment decision. A potential investor should read the following summary together with the more detailed information regarding the Company and the common stock being sold in this offering, including “Risk Factors” and the financial statements and related notes, included elsewhere in this prospectus.

The Company

History

Gaming Entertainment International Inc. (the “Company”) was incorporated in the state of Nevada on December 28, 2012 for the purpose of acquiring Walley Communications Consulting, Inc (“Walley”), whereby they could pursue their combined business plan of providing gambling and gaming entertainment services. On December 28, 2012, the Company executed a share exchange agreement with Walley, whereby it issued 25,000 common shares for all of Walley’s outstanding stock. As a result, Walley became a wholly owned subsidiary of the Company. On February 4, 2014, the Company executed an amendment to the share exchange agreement with Walley dated December 28, 2013, whereby the parties involved agreed to change the consideration paid by the Company for all of the outstanding stock of Walley from 25,000 shares of the Company to an unsecured promissory note in the amount of $25,000. The amended Walley purchase agreement, filed as an exhibit herein, will nullify the original share exchange agreement dated December 28, 2012. Walley was a privately owned company incorporated under the state laws of Mississippi on July 27, 2006. Walley Communications Consulting’s operations centered primarily in the casino industry and included the provision of consulting and installation services to electrical engineers, electrical contractors, cabling contractors, and end users.

Gaming Entertainment International, Inc. is now located at 9510 W. Sahara Avenue, Suite 120, Las Vegas, Nevada 89117.

Risks and Uncertainties facing the Company

The Company has a limited operating history and may experience losses in the near term. We may be dependent on sales of our equity securities and debt financing to meet our cash requirements for the future proposed expansion of operations. As of December 31, 2013, we had an accumulated deficit of $49,508. The Company needs to maintain a steady operating structure, ensuring that expenses are contained such that profits are consistently achieved. In order to expand the Company’s business, the Company would likely require additional financing. Management of the Company must continually develop and refine its strategies and goals in order to execute the business plan of the Company on a broad scale and expand the business.

One of the biggest challenges facing the Company will be in securing adequate capital to continue to expand its business and increase operations. Secondarily, an ongoing challenge remains the maintenance of an efficient operating structure and business model. The Company must keep its expenses and the costs of employees at a minimum in order to generate a profit from the revenues that it receives from its clients. Third, in order to expand, the Company will need to continue implementing effective sales and marketing strategies to reach and forge new business relationships. The Company has devised its initial sales, marketing and advertising strategies, however, the Company will need to continue refinement of these strategies and also skillfully implement these plans in order to achieve ongoing and long-term success in its business. Fourth, the Company must continuously identify, attract, solicit and manage employee talent, which requires the Company to consistently recruit, incent and monitor various employees. High employee turnover or attrition is a significant risk for the Company, as it requires expending substantial resources to locate and train new personnel and also to replace personnel for clients. These tasks require significant time and attention from the Company’s management, and employees may nevertheless become dissatisfied with their respective tenure with the Company.

7

Due to financial constraints and the early stage of the Company’s life, the Company has to date conducted limited advertising and marketing to reach customers. In addition, the Company has not yet located the sources of funding to develop the Company on a broader scale through acquisitions or other major partnerships. If the Company were unable to locate such financing and/or later develop strong and reliable sources of potential new business relationships and a means to efficiently reach new business partners and customers, it is unlikely that the Company will be able to develop its proposed expanded operations and business plan. Moreover, the above assumes that the Company’s services are consistently met with client satisfaction in the marketplace and exhibit steady success amongst the potential customer base, neither of which is reasonably predictable or guaranteed.

Our auditors have questioned our ability to continue operations as a “going concern.” Investors may lose all of their investment if we are unable to continue operations and generate revenues. We hope to obtain significant revenues from future product sales.  In the absence of significant sales and profits, we may seek to raise additional funds to meet our working capital needs, principally through the additional sales of our securities.  However, we cannot guarantee that we will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be obtainable on terms satisfactory to us. As a result, substantial doubt exists about our ability to continue as a going concern.

Gaming Entertainment International Inc. qualifies as an "emerging growth company" as defined in the Jumpstart our Business Startups Act (the "JOBS Act"), which was recently signed into law April 5, 2012. The Company therefore will be subject to reduced public company reporting requirements.

An emerging growth company is a company with annual gross revenues of less than $1,000,000,000 during its most recently completed fiscal year. An emerging growth company retains its status and reduced regulatory and reporting requirements associated with it until the earliest of:

•	the last day of the first fiscal year during which the Company has annual gross revenues of $1,000,000,000 or more;
•	the last day of the first fiscal year following the fifth anniversary of the Company's initial public offering ("IPO");
•	the date on which the Company has, during the previous three year period, issued more than $1,000,000,000 in non-convertible debt; or
•	the date on which the Company is deemed to be a large accelerated filer.

8

The Company is an emerging growth company for purposes of the Securities Act and the Securities Exchange Act if the first sale of common equity securities of such issuer pursuant to an effective registration statement under the Securities Act occurred on or before December 8, 2011. The Company is exempt from certain regulatory and reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The JOBS Act facilitates the IPO process for emerging growth companies by exempting them from:

•	Section 14A(a) and (b) of the Exchange Act implemented by Section 951 of the Dodd-Frank Act, which requires companies to hold shareholder advisory votes on executive compensation and golden parachute compensation;
•	Section 14(i) of the Exchange Act, which will require companies to disclose the relationship between executive compensation actually paid and the financial performance of the company;
•	Section 953(b)(1) of the Dodd-Frank Act, which will require companies to disclose the ratio between the annual total compensation of the chief executive officer and the median on the annual total compensation of all employees of the respective company;
•	The requirement to provide certain other executive compensation disclosure under Item 402 of Regulation S-K, of which an emerging growth company will be required to comply only with the more limited provisions of Item 402 applicable to smaller reporting companies.
•	An emerging growth company will not be required to provide an auditor's attestation report on internal financial reporting controls under Section 404(b) of the Sarbanes-Oxley Act of 2002;
•	An emerging growth company will not have to comply with any new or revised financial accounting standards not applicable to private companies; and
•	An emerging growth company will not have to comply with any rules that the Public Company Accounting Oversight Board might adopt requiring audit firm rotation or auditor discussion and analysis of the issuer's financial statements.

Under the JOBS Act, emerging growth companies are subject to scaled financial disclosure requirements. Pursuant to these scaled requirements, emerging growth companies may: (i) provide only two rather than three years of audited financial statements in their IPO Registration Statement; (ii) provide selected financial data only for periods no earlier than those included in the IPO Registration Statement in all SEC filings, rather than the five years of selected financial date normally required; (iii) delay compliance with new or revised accounting standards until they are made applicable to private companies; and (iv) be exempted from compliance with Section 404(b) of the Sarbanes-Oxley Act, which requires companies to receive an outside auditor's attestation regarding the issuer's internal controls.

In addition, during the IPO offering process, emerging growth companies are exempt from: (i) restrictions on analyst research prior to and immediately after the IPO, even from an investment bank that is underwriting the IPO; (ii) certain restrictions on communications to institutional investors before filing the IPO registration statement; and (iii) the requirement initially to publicly file IPO Registration Statements. Emerging growth companies can confidentially file draft Registration Statements and any amendments with the SEC. Public filings of the draft documents must be made at least 21 days prior to commencement of the IPO "road show."

Trading Market

There has been no public market for our common stock and there can be no assurance that an active trading market for our common stock will develop. As a result, this could adversely affect our shareholders' ability to sell our common stock in short time periods, or possibly at all. In the event an active trading market does develop in the future, our common stock is likely to experience significant price and volume fluctuations that could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially. Substantial fluctuations in our stock price could significantly reduce the price of our stock. See “RISK FACTORS” and “DESCRIPTION OF SECURITIES.”

9

The Offering

The maximum number of Shares that can be sold pursuant to the terms of this offering is 5,000,000. The offering will terminate twenty-four (24) months from the date of this prospectus unless earlier fully subscribed or terminated by the Company.

The Company is offering up to 5,000,000 shares offered at a price of $3.00 per share.

There is no minimum number of shares that must be sold but the Company will use its best efforts to sell the securities offered. The Company will retain the proceeds from the sale of any of the offered shares.

Common stock outstanding before the offering	15,000,000(1)
Common stock for sale by Company	5,000,000
Common stock outstanding after the offering	20,000,000
Offering Price	$3.00 per share
Use of Proceeds:	See “Use of Proceeds” on page 12
Risk Factors:	See “Risk Factors” and the other information in this Prospectus for a discussion of the factors you should consider before deciding to invest in shares of our Common Stock.

(1) Based on number of shares outstanding as of the date of this prospectus.

Summary Financial Information

On December 28, 2012 the Company acquired all of the issued and outstanding common stock of Walley Communications Consulting Inc., (“Walley”), a privately held company incorporated under the state laws of Mississippi, for the issuance of 25,000 common shares in the Company. As a result of the share exchange, Walley became a wholly owned subsidiary of the Company. On February 4, 2014, the Company executed an amendment to the share exchange agreement with Walley dated December 28, 2013, whereby the parties involved agreed to change the consideration paid by the Company for all of the outstanding stock of Walley from 25,000 shares of the Company to an unsecured promissory note in the amount of $25,000. The amended Walley purchase agreement, filed as an exhibit herein, will nullify the original share exchange agreement dated December 28, 2012. In the amended agreement, the Company agreed to let the sole shareholder of Walley keep the 25,000 shares issued to him in the original share exchange agreement as compensation for consulting services provided.

The following selected financial information presented below includes the balances of Walley prior to the share exchange agreement with the Company on December 28, 2012.

The following Statements of Operations and Balance Sheet data for December 31, 2013, 2012 and 2011 are derived from our audited financial statements for the years ended December 31, 2013, 2012 and 2011. The following statements of Operations and Balance Sheet data for December 31, 2013, 2012 and 2011, were derived from our audited financial statements for the years ended December 31, 2013, 2012 and 2011. The following Statements of Operations and Balance Sheet data as of December 31, 2010, 2009, 2008 and for the years ended are those of Walley and have been included to present five years of financial information.

10

GAMING ENTERTAINMENT INTERNATIONAL, INC.
Selected Financial information

	For the Year
	Ended
Statements of Operations	December 31, 2013

Revenues	$71,047
Operating expenses	$85,131
Net income (loss) from operations	$(30,738)
Net income (loss) before taxes	$(30,736)
Net income (loss) after taxes	$(30,736)
Gain per share- basic and diluted	$(0.00)
Weighted average shares outstanding basic	15,000,000

	As of	As of	As of
Balance Sheet Data	December 31, 2013	December 31, 2012	December 31, 2011

Cash	$5,657	$7,791	$662
Total current assets	$5,657	$7,791	$1,162
Total assets	$21,437	$23,571	$1,162
Total liabilities	$55,065	$26,463	$—
Additional paid-in capital	$880	$880	$10,099
Accumulated deficit	$49,508	$(18,772)	$(8,938)
Total stockholders' equity	$33,628	$2,892	$1,162

			Walley Comm.
		Walley Comm. Consulting, Inc.	Consulting, Inc.
	For the Period	For the Period	For the Year
	December 28, 2012	January 1, 2012 to	Ended
Statements of Operations	to December 31, 2012	December 27, 2012	December 31, 2011

Revenues	$—	$105,807	$35,217
Operating expenses	$17,892	$67,035	$27,863
Net income (loss) from operations	$(17,892)	$8,054	$(3,043)
Net income (loss) before taxes	$(17,892)	$8,058	$(3,039)
Loss per share- basic and diluted	$(0.00)
Weighted average shares outstanding basic	15,000,000

11

RISK FACTORS

A purchase of any Shares is an investment in the Company’s common stock and involves a high degree of risk. Investors should consider carefully the following information about these risks, together with the other information contained in this prospectus, before the purchase of the Shares. If any of the following risks actually occur, the business, financial condition or results of operations of the Company would likely suffer. In this case, the market price of the common stock could decline, and investors may lose all or part of the money they paid to buy the Shares.

We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, delay compliance with new or revised accounting standards that have different effective dates for public and private companies until they are made applicable to private companies, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. We have decided to take advantage of the exemptions provided to emerging growth companies and as a result our financial statements may not be comparable to companies that comply with public company effective dates. In addition, some investors might find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

The Company has generated revenues, but limited profits, to date.

The Company has generated limited profits to date. The business model of the Company involves significant costs of services, resulting in a low margin on revenues. Coupling this fact with operating expenses incurred by the Company, the Company has only generated a small amount of total profits in the past. The Company hopes that as its business expands that the scale of the enterprise would result in a higher operating margin and net margin.

We have a history of operating losses and there can be no assurance we will be profitable in the future. There is substantial doubt about the Company’s ability to continue as a going concern.

12

The Company has limited operating history and may experience losses in the near term. We may be dependent on sales of our equity securities and debt financing to meet our cash requirements for the future proposed expansion of operations. The Company had losses from operations totaling $30,736 for the fiscal year ended December 31, 2013. As of December 31, 2013, we had an accumulated deficit of $49,508. The Company needs to maintain a steady operating structure, ensuring that expenses are contained such that profits are consistently achieved. In order to expand the Company’s business, the Company would likely require additional financing. Management of the Company must continually develop and refine its strategies and goals in order to execute the business plan of the Company on a broad scale and expand the business.

One of the biggest challenges facing the Company will be in securing adequate capital to continue to expand its business and increase operations. Secondarily, an ongoing challenge remains the maintenance of an efficient operating structure and business model. The Company must keep its expenses and the costs of employees at a minimum in order to generate a profit from the revenues that it receives from its clients. Third, in order to expand, the Company will need to continue implementing effective sales and marketing strategies to reach and forge new business relationships. The Company has devised its initial sales, marketing and advertising strategies, however, the Company will need to continue refinement of these strategies and also skillfully implement these plans in order to achieve ongoing and long-term success in its business. Fourth, the Company must continuously identify, attract, solicit and manage employee talent, which requires the Company to consistently recruit, incent and monitor various employees. High employee turnover or attrition is a significant risk for the Company, as it requires expending substantial resources to locate and train new personnel and also to replace personnel for clients. These tasks require significant time and attention from the Company’s management, and employees may nevertheless become dissatisfied with their respective tenure with the Company.

Due to financial constraints and the early stage of the Company’s life, the Company has to date conducted limited advertising and marketing to reach customers. In addition, the Company has not yet located the sources of funding to develop the Company on a broader scale through acquisitions or other major partnerships. If the Company were unable to locate such financing and/or later develop strong and reliable sources of potential new business relationships and a means to efficiently reach new business partners and customers, it is unlikely that the Company will be able to develop its proposed expanded operations and business plan. Moreover, the above assumes that the Company’s services are consistently met with client satisfaction in the marketplace and exhibit steady success amongst the potential customer base, neither of which is reasonably predictable or guaranteed.

Our auditors have questioned our ability to continue operations as a “going concern.” Investors may lose all of their investment if we are unable to continue operations and generate revenues. We hope to obtain significant revenues from future product sales.  In the absence of significant sales and profits, we may seek to raise additional funds to meet our working capital needs, principally through the additional sales of our securities.  However, we cannot guarantee that we will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be obtainable on terms satisfactory to us. As a result, substantial doubt exists about our ability to continue as a going concern.

The Company's Business Plan is Substantially Dependent on Raising the Maximum Amount in Offering

The Company business plan is to acquire and/or develop and then operate Hotel/Casinos in Nevada, Mississippi and Oklahoma. The Company’s business plan is substantially dependent on raising the maximum amount in this public offering. If we do not sell the maximum number of shares offered, the Company may possibly fund the operations with officer loans and any bank loans that may be available. However, we have not yet entered into any written agreements with any parties, including with our officers, with regards to the financing of our plan of operations. Moreover, due to the early stage of the Company’s life, the Company has not yet located the sources of funding to develop the Company on a broader scale through acquisitions or other major partnerships. If the Company were unable to raise the maximum amount in this public offering or locate other financing, it is unlikely that the Company will be able to develop its proposed expanded operations and business plan.

No assurance of continued market acceptance.

13

There is no assurance that the Company’s services or solutions will continued to meet with market acceptance. Moreover, there is no assurance that these services and solutions will continue to have any competitive advantages. Also, there is no assurance that the market reception will be positive.

Our business is sensitive to reductions in discretionary consumer spending.

Our business may be adversely affected by weak economic conditions experienced in the United States as we will be highly dependent on discretionary spending by our guests. We are not able to predict the length or severity of any economic climate. Changes in discretionary consumer spending or consumer preferences brought about by factors such as increased or continuing high unemployment, continuing high energy and automobile fuel prices, perceived or actual deterioration in general economic conditions, the protracted disruption in the housing markets, the availability of credit, perceived or actual decline in disposable consumer income and wealth (including declines resulting from increases in various tax rates) and changes in consumer confidence in the economy may continue to reduce customer demand for the leisure activities we offer and adversely affect our revenues and cash flow.

The acquisition of the property located in Nevada may not be completed and the transaction may have adverse effects on our business.

The acquisition of the property in Nevada may or may not be completed as contemplated for a variety of reasons, including: (1) conditions to the closing of the transaction may not be satisfied; (2) the occurrence of an event, change or other circumstance that could give rise to the termination of the transaction; and (3) other risks to the consummation of the transaction, including the risk that the it would not be consummated within an expected time period or at all. The obligation of each party to consummate a transaction is also conditioned upon the accuracy of the other party’s representations and warranties, the absence of a material adverse effect involving the other party, and the other party having performed in all material respects its obligations under a definitive agreement.

If the jurisdictions in which we operate increase gaming taxes and fees, our results could be adversely affected.

State and local authorities raise a significant amount of revenue through taxes and fees on gaming activities. From time to time, legislators and government officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. Periods of economic downturn and budget deficits, such as are currently being experienced in many states, may intensify such efforts to raise revenues through increases in gaming taxes. If the jurisdictions in which we intend to operate in the future were to increase gaming taxes or fees, depending on the magnitude of the increase and any offsetting factors, our financial condition and results of operations could be materially adversely affected.

Our business is subject to restrictions and limitations imposed by gaming regulatory authorities that could adversely affect us.

The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. The various states and applicable local authorities may require various licenses, findings of suitability, registrations, permits and approvals to be held by us and our subsidiary. The Nevada Gaming Commission may, among other things, limit, condition, suspend, revoke or not renew a license or approval to own the stock of any of our subsidiary for any cause deemed reasonable by such licensing authority. Any required gaming license must be renewed approximately every four years. If we violate gaming laws or regulations, substantial fines could be levied against us, our subsidiaries and the persons involved, and we could be forced to forfeit portions of our assets. The suspension, revocation or non-renewal of any of our licenses or the levy on us of substantial fines or forfeiture of assets could have a material adverse effect on our business, financial condition and results of operations.

We believe will obtain all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the future operation of our gaming activities. However, gaming licenses and related approvals are deemed to be privileges under the laws of all the jurisdictions in which we operate. We cannot assure you that our licenses, permits and approvals will be maintained or extended. We also cannot assure you that any new licenses, permits and approvals that may be required in the future will be granted to us.

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Any expansion of our activities could be hindered by delays in obtaining requisite state licenses or the inability to obtain such licenses. No assurance can be given as to the term for which our licenses will be renewed in a particular jurisdiction or as to what license conditions, if any, may be imposed by such jurisdiction in connection with any future renewals. We cannot predict the effects that adoption of and changes in gaming laws, rules and regulations might have on our future operations.

The Gaming Industry May be Adversely Affected by Federal Legislation and Tax Laws

The U.S. Congress passed UIGEA in late 2006, which prohibits any person engaged in the business of betting or wagering from knowingly accepting payments related to unlawful bets or wagers transmitted over the Internet. UIGEA prohibits financial institutions and other payment processors from processing online gaming-related financial transactions. It also expressly requires Internet bets and wagers to comply with the law of the jurisdiction where the wagers are initiated and received. In addition, the U.S. Congress has proposed several bills that would prohibit any person from accepting wagers on amateur sporting events including high school, college and Olympic events.

Pursuant to the Sports Protection Act, which became effective January 1, 1993, the proliferation of legalized sports books and wagering was significantly curtailed. The Sports Protection Act effectively outlawed sports betting nationwide, excluding Nevada and sports lotteries in Oregon, Montana, and Delaware. Thus, sports books and wagering are permitted to continue to operate in Nevada, provided the wager originates in Nevada and is received by a licensed sports book in Nevada. Moreover, the Interstate Wire Act also prohibits those in the business of betting and wagering from utilizing a wire communication facility for the transmission in interstate or foreign commerce of any bets, wagers or information assisting in the placing of such bets and wagers on any sporting event or contest unless such betting or wagering activity is specifically authorized in each jurisdiction involved.

There is no guarantee that the U.S. Congress will not pass a bill which would adversely affect our operations. Additionally, federal and state tax legislation matters, including changes to current law, or new assessments by taxing authorities could also negatively impact our results of operations or financial position.  An Adverse Change Affecting the Gaming Industry, Such as a Change in Gaming Regulations or a Decrease in the Rate of Growth and Popularity of Casino Gaming, Particularly Those Casinos with Race and Sports Wagering, Will Negatively Impact Our Profitability and Our Potential for Growth

Our ability to grow and operate profitably is substantially dependent upon the expansion of the Nevada gaming industry and other factors that are beyond our control. These factors include, among others, the pace of development and expansion, changes in gaming regulations, the continued popularity of casino gaming, particularly those casinos with race and sports wagering, as a leisure activity, etc. An adverse change in any of these economic, political, legal or other factors may negatively impact our results of operations. Additionally, consolidation of existing gaming operations could negatively impact our pricing structure and revenue. The number of visitors to Las Vegas increased 4.3% for the year ended December 31, 2011, and gaming revenues were increased slightly in 2011 compared with 2010 according to the Las Vegas Convention and Visitors Authority.

Holders of our common stock may be subject to gaming regulatory requirements or could be forced to sell their shares.

Nevada, in which we may operate a gaming facility, has regulations requiring owners of more than a specified percentage of our outstanding stock to notify gaming regulatory authorities, provide information or certifications to those authorities and, in some cases, apply for a finding of suitability or license. The threshold level of ownership for such requirements in some jurisdictions is as low as 5% of our outstanding common stock, although exceptions or reduced requirements may be applicable for timely submissions by holders who generally qualify as “institutional investors” as defined in that jurisdiction and own not more than 10% of our stock. The specific qualifications vary by jurisdiction, but the lack of intent to exercise control over the company or its operations, by itself, is not a sufficient basis for exception or reduced requirements in some jurisdictions.

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Owners of sufficient percentages of our common stock who do not or cannot comply with these requirements may be compelled to dispose of their common stock quickly and at a time at which they do not desire to do so. Any such sales by a significant holder of common stock, and the regulatory disincentives to acquire significant ownership positions, could affect the trading price of our common stock.

The concentration and evolution of the slot machine manufacturing industry or other technological conditions could impose additional costs on us.

A substantial majority of our revenue will be attributable to slot machines operated by us at our casino. It is important that, for competitive reasons, we offer the most popular and up-to-date slot machine games with the latest technology to our guests.

In recent years, the prices of new slot machines with additional features have escalated faster than the general rate of inflation. Furthermore, in recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring participation lease arrangements in order to acquire the machines. Participation slot machine leasing arrangements typically require the payment of a fixed daily rental. Such agreements may also include a percentage payment of coin-in or net win. Generally, a participation lease is substantially more expensive over the long term than the cost to purchase a new machine. For competitive reasons, we may choose to purchase new slot machines or enter into participation lease arrangements that are more expensive than the costs associated with the continued operation of our existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participation lease costs, it could hurt our profitability.

We materially rely on a variety of hardware and software products to maximize revenue and efficiency in our operations. Technology in the gaming industry is developing rapidly, and we may need to invest substantial amounts to acquire the most current gaming and hotel technology and equipment in order to remain competitive in the markets in which we operate. Ensuring the successful implementation and maintenance of any new technology acquired is an additional risk.

Any loss from service of our one potential operating facility for any reason could materially adversely affect us.

Our one operating facility in Nevada could be lost from future service due to casualty, mechanical failure, extended or extraordinary maintenance, floods, droughts, hurricanes, earthquakes or other severe weather conditions. The property site in Nevada may experience ongoing geologic instability that will requires periodic maintenance and improvements. A site failure could cause us to limit or cease operations. The loss of an only existing and operating facility from service for any period of time likely would adversely affect our operating results and borrowing capacity in an amount that we are unable to reasonably accurately estimate.

The Company is an early-stage company with a limited operating history, and as such, any prospective investor may have difficulty in assessing the Company’s profitability or performance.

Because the Company is an early-stage company with a limited operating history, it could be difficult for any investor to assess the performance of the Company or to determine whether the Company will meet its projected business plan. The Company has limited financial results upon which an investor may judge its potential. As a company still in the early stages of its life, the Company may in the future experience under-capitalization, shortages, setbacks and many of the problems, delays and expenses encountered by any early-stage business. An investor will be required to make an investment decision based solely on the Company management’s history, its projected operations in light of the risks, the limited operations and financial results of the Company to date, and any expenses and uncertainties that may be encountered by one engaging in the Company’s industry.

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The Company is an early-stage organization and has a correspondingly small financial and accounting organization. Being a public company may strain the Company's resources, divert management’s attention and affect its ability to attract and retain qualified officers and directors.

The Company is an early-stage company with no developed finance and accounting organization and the rigorous demands of being a public company require a structured and developed finance and accounting group. As a reporting company, the Company is already subject to the reporting requirements of the Securities Exchange Act of 1934. However, the requirements of these laws and the rules and regulations promulgated there under entail significant accounting, legal and financial compliance costs which may be prohibitive to the Company as it develops its business plan, services and scope. These costs have made, and will continue to make, some activities more difficult, time consuming or costly and may place significant strain on its personnel, systems and resources.

The Securities Exchange Act requires, among other things, that companies maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain the requisite disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on the development of the Company's business, financial condition and results of operations.

These rules and regulations may also make it difficult and expensive for the Company to obtain director and officer liability insurance. If the Company is unable to obtain adequate director and officer insurance, its ability to recruit and retain qualified officers and directors, especially those directors who may be deemed independent, will be significantly curtailed.

The Company is an early-stage company and has little experience in being a public company.

The Company is an early-stage company and as such has little experience in managing a public company. Such lack of experience may result in the Company experiencing difficulty in adequately operating and growing its business. Further, the Company may be hampered by lack of experience in addressing the issues and considerations which are common to growing companies. If the Company’s operating or management abilities consistently perform below expectations, the Company’s business is unlikely to thrive.

The failure or inability to perform under client contracts could result in damage to the Company’s reputation and give rise to legal claims against the Company.

If clients are not satisfied with the level of performance, the reputation of the Company in the industry may suffer, which could have a material adverse effect on the business, financial condition, results of operations, and cash flows of the Company.

Reliance on third party agreements and relationships is necessary for development of the Company's business.

Our operations will depend on a number of third parties and contractual relationships therewith. We will have limited control over these third parties. We will probably not have many long-term agreements with many of them. We rely upon a number of third parties to carry our business operations in Nevada, and we will need to expand in the future the number of third parties doing this on our behalf. There can be no assurance that existing such agreements will not be terminated or that they will be renewed in the future on terms acceptable to us, or that we will be able to enter into additional such agreements. Our inability to preserve and expand the necessary contractual relations with third parties would likely materially adversely affect our business, results of operations and financial condition. We also will rely on a variety of technology that we will license from third parties. Our loss of or inability to maintain or obtain upgrades to any of these technology licenses could result in delays. These delays could materially adversely affect our business, results of operations and financial condition, until equivalent technology could be identified, licensed or developed and integrated. Moreover, we may occasionally use third parties in connection with our work on the Internet site. In addition, we do not own a gateway onto the Internet. Instead, we now and presumably always will rely on a network operating center to connect our Web site to the Internet. Overall, our inability to maintain satisfactory relationships with the requisite third parties on acceptable commercial terms, or the failure of such third parties to maintain the quality of services they provide at a satisfactory standard, could materially adversely affect our business, results of operations and financial condition. The uncertain factors relating to the Company’s reliance on third party agreements and outside service providers increases the risk to potential investors in this Company. The Company will need strong third party relationships and partnerships in order to develop and grow its business. The Company will be substantially dependent on these strategic partners and third party relationships.

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The Company expects to incur additional expenses and may ultimately never be profitable.

The Company is an early-stage company and has a limited history of its operations. The Company will need to continue generating revenue in order to maintain sustained profitability. Ultimately, in spite of the Company’s best or reasonable efforts, the Company may have difficulty in generating revenues or remaining profitable.

The Company’s officers and directors beneficially own and will continue to own a majority of the Company’s common stock and, as a result, can exercise control over stockholder and corporate actions.

The officers and directors of the Company currently beneficially own approximately 90% of the Company’s outstanding common stock. Assuming the sale of all the 5,000,000 newly issued shares in this offering, the officers and directors will own approximately 68% of the Company's then outstanding common stock. As such, they will be able to control most matters requiring approval by stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control, which in turn could have a material adverse effect on the market price of the Company’s common stock or prevent stockholders from realizing a premium over the market price for their Shares.

Executive officers and directors of the Company will retain voting control after the offering, which will allow them to exert substantial influence over major corporate decisions.

The Company anticipates that its executive officers and directors will, in the aggregate, beneficially own approximately 68% of its issued and outstanding capital stock following the completion of this offering, assuming the sale of all Shares hereby offered. Accordingly, the present shareholders, by virtue of their percentage share ownership and certain procedures established by the certificate of incorporation and by-laws of the Company for the election of its directors, may effectively control the board of directors and the policies of the Company. As a result, these stockholders will retain substantial control over matters requiring approval by the Company’s stockholders, such as (without limitation) the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control, which in turn could have a material adverse effect on the market price of the Company’s common stock or prevent stockholders from realizing a premium over the market price for their Shares.

The Company depends on its management team to manage its business effectively.

The Company's future success is dependent in large part upon its ability to understand and develop the business plan and to attract and retain highly skilled management, operational and executive personnel. In particular, due to the relatively early stage of the Company's business, its future success is highly dependent on its officers, to provide the necessary experience and background to execute the Company's business plan. The loss of any officer’s services could impede, particularly initially as the Company builds a record and reputation, its ability to develop its objectives, and as such would negatively impact the Company's possible overall development.

Government regulation could negatively impact the business.

The Company’s business segments may be subject to various government regulations in the jurisdictions in which they operate. Due to the potential wide scope of the Company’s operations, the Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Company’s operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

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There has been no prior public market for the Company’s securities and the lack of such a market may make resale of the stock difficult.

No prior public market has existed for the Company’s securities and the Company cannot assure any investor that a market will develop subsequent to this offering. An investor must be fully aware of the long-term nature of an investment in the Company. The Company intends to apply for quotation of its common stock on the OTC Bulletin Board as soon as possible which may be while this offering is still in process. However, the Company does not know if it will be successful in such application, how long such application will take, or, that if successful, that a market for the common stock will ever develop or continue on the OTC Bulletin Board. If for any reason the common stock is not listed on the OTC Bulletin Board or a public trading market does not otherwise develop, investors in the offering may have difficulty selling their common stock should they desire to do so. If the Company is not successful in its application for quotation on the OTC Bulletin Board, it will apply to have its securities quoted by the Pink OTC Markets, Inc., real-time quotation service for over-the-counter equities.

The Company does not intend to pay dividends to its stockholders, so investors will not receive any return on investment in the Company prior to selling their interest in it.

The Company does not project paying dividends but anticipates that it will retain future earnings for funding the Company’s growth and development. Therefore, investors should not expect the Company to pay dividends in the foreseeable future. As a result, investors will not receive any return on their investment prior to selling their Shares in the Company, if and when a market for such Shares develops. Furthermore, even if a market for the Company’s securities does develop, there is no guarantee that the market price for the shares would be equal to or more than the initial per share investment price paid by any investor. There is a possibility that the Shares could lose all or a significant portion of their value from the initial price paid in this offering.

The Company’s stock may be considered a penny stock and any investment in the Company’s stock will be considered a high-risk investment and subject to restrictions on marketability.

If the Shares commence trading, the trading price of the Company's common stock may be below $3.00 per share. If the price of the common stock is below such level, trading in its common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended. These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $3.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser’s written consent to the transactions before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Company’s common stock which could impact the liquidity of the Company’s common stock.

The recently enacted JOBS Act will also allow the Company to postpone the date by which it must comply with certain laws and regulations intended to protect investors and to reduce the amount of information provided in reports filed with the SEC.

The recently enacted JOBS Act is intended to reduce the regulatory burden on “emerging growth companies. The Company meets the definition of an emerging growth company and so long as it qualifies as an “emerging growth company,” it will, among other things:

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-be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

-be exempt from the “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Act and certain disclosure requirements of the Dodd-Frank Act relating to compensation of its chief executive officer;

-be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934 and instead provide a reduced level of disclosure concerning executive compensation; and

-be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

The Company intends to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to it so long as it qualifies as an “emerging growth company”. The Company has elected not to opt out of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act. Among other things, this means that the Company's independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of the Company's internal control over financial reporting so long as it qualifies as an emerging growth company, which may increase the risk that weaknesses or deficiencies in the internal control over financial reporting go undetected. Likewise, so long as it qualifies as an emerging growth company, the Company may elect not to provide certain information, including certain financial information and certain information regarding compensation of executive officers that would otherwise have been required to provide in filings with the SEC, which may make it more difficult for investors and securities analysts to evaluate the Company. As a result, investor confidence in the Company and the market price of its common stock may be adversely affected.

The Company may face significant competition from companies that serve its industries.

The Company may face competition from other companies that offer similar services. Some of these potential competitors may have longer operating histories, greater brand recognition, larger client bases and significantly greater financial, technical and marketing resources than the Company possesses. These advantages may enable such competitors to respond more quickly to new or emerging trends and changes in customer preferences. These advantages may also allow them to engage in more extensive market research and development, undertake extensive far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers, employees and strategic partners. The Company believes that its current and anticipated solutions are, and will be, sufficiently different from existing competition, and that there is limited to no competition in its local area. However, it is nevertheless possible that potential competitors may have or may rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margin and loss of market share. The Company may not be able to compete successfully, and competitive pressures may adversely affect its business, results of operations and financial condition.

No formal market survey has been conducted.

No independent marketing survey has been performed to determine the potential demand for the Company’s services over the longer term. The Company has conducted no marketing studies regarding whether its business would continue to be marketable. No assurances can be given that upon marketing, sufficient customer markets and business segments can be developed to sustain the Company's operations on a continued basis.

The Company has authorized the issuance of preferred stock with certain preferences.

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The board of directors of the Company is authorized to issue up to 5,000,000 shares of $0.001 par value preferred stock. The board of directors has the power to establish the dividend rates, liquidation preferences, and voting rights of any series of preferred stock, and these rights may be superior to the rights of holders of the Shares. The board of directors may also establish redemption and conversion terms and privileges with respect to any shares of preferred stock. Any such preferences may operate to the detriment of the rights of the holders of the Shares, and further, could be used by the board of directors as a device to prevent a change in control of the Company. No such preferred shares or preferences have been issued to date, but such shares or preferences may be issued at a later time, subject to the sole discretion of the board of directors.

The Company does not maintain certain insurance, including errors and omissions and indemnification insurance.

The Company has limited capital and, therefore, does not currently have a policy of insurance against liabilities arising out of the negligence of its officers and directors and/or deficiencies in any of its business operations. Even assuming that the Company obtained insurance, there is no assurance that such insurance coverage would be adequate to satisfy any potential claims made against the Company, its officers and directors, or its business operations. Any such liability which might arise could be substantial and may exceed the assets of the Company. The certificate of incorporation and by-laws of the Company provide for indemnification of officers and directors to the fullest extent permitted under Nevada law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy, as expressed in the Act, and is therefore, unenforceable.

Intellectual property and/or trade secret protection may be inadequate.

The Company has not applied for any intellectual property or trade secret protection on any aspects of its business. The Company has no current plans on attempting to obtain patents, copyright, trademarks and/or service marks on any of its solutions and services. There can be no assurance that the Company can obtain effective protection against unauthorized duplication or the introduction of substantially similar solutions and services.

The Company is subject to the potential factors of market and customer changes.

The business of the Company is susceptible to rapidly changing preferences of the marketplace and its customers. The needs of customers are subject to constant change. Although the Company intends to continue to develop and improve its services to meet changing customer needs of the marketplace, there can be no assurance that funds for such expenditures will be available or that the Company's competition will not develop similar or superior capabilities or that the Company will be successful in its internal efforts. The future success of the Company will depend in part on its ability to respond effectively to rapidly changing trends, industry standards and customer requirements by adapting and improving the features and functions of its services.

The offering price of the Shares has been arbitrarily determined by the Company and such offering should not be used by an investor as an indicator of the fair market value of the Shares.

Currently there is no public market for the Company’s common stock. The offering price for the Shares has been arbitrarily determined by the Company and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company. Thus an investor should be aware that the offering price does not reflect the fair market price of the Shares.

Our management has broad discretion over the use of proceeds from this Offering, and the failure of management to apply these funds effectively could seriously harm our business.

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Our management will have broad discretion as to how we spend the proceeds from this Offering, and stockholders may not agree with how we use the proceeds. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. We may not be successful in using the proceeds from this Offering in ways that will yield favorable operating results.

The Company may complete a primary public offering (or private placement) for Shares in parallel with or immediately following this offering.

The Company may conduct a primary public offering (or private placement) for Shares to raise proceeds for the Company. Such an offering may be conducted in parallel with or immediately following this offering. Sales of additional Shares will dilute the percentage ownership of shareholders in the Company.

As We Do Not Have An Escrow Or Trust Account For Investor’s Subscriptions, If We File For Or Are Forced Into Bankruptcy Protection, Investor’s Will Lose Their Entire Investment

Invested funds for this offering will not be placed in an escrow or trust account. Accordingly, if we file for bankruptcy protection, or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. As such, you will lose your investment and your funds will be used to pay creditors. Also, the company will have immediate access to the funds invested.

Forward-Looking Statements

This prospectus contains, in addition to historical information, certain information, assumptions and discussions that may constitute forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially than those projected or anticipated. Actual results could differ materially from those projected in the forward-looking statements. Although the Company believes its assumptions underlying the forward-looking statements are reasonable, the Company cannot assure an investor that the forward-looking statements set out in this prospectus will prove to be accurate. The Company’s businesses can be affected by, without limitation, such things as natural disasters, economic trends, international strife or upheavals, consumer demand patterns, labor relations, existing and new competition, consolidation, and growth patterns within the industries in which the Company competes and any deterioration in the economy may individually or in combination impact future results.

DETERMINATION OF OFFERING PRICE

There is no public market for the Company’s common stock and the price at which the Shares are being offered has been arbitrarily determined by the Company. This price does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company but represents solely the arbitrary opinion of management of the Company.

USE OF PROCEEDS

Selling all of the Shares in the offering will result in net proceeds of $14,963,650 after estimated legal, accounting, and filing fees.

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We intend to use the net proceeds from this offering to commence our business operations noted in our Plan of Operations which is to acquire and/or develop and then operate Hotel/Casinos in Nevada, Mississippi and Oklahoma. The Company does not anticipate nor plan to use funds raised to acquire assets outside the ordinary course of business operations set forth in the Plan of Operations. At this time, the Company is not in any negotiations, nor does it plan to use funds raised to acquire other businesses. The potential funds raised in this offering will not cover the entire cost to complete the planned hotel/casino operations. The Company will need to raise additional funding to complete the planned business operations. If the Company is unable to sell all of the shares in this offering the priority of funds raised will be as follows,

1.	Apply for EB 5 funding, that way if there is a shortfall in this offering we will have a secondary funding source. The Company estimates the cost for EB 5 funding at $300,000.

2.	Purchase land in Mississippi and begin development of proposed hotel and casino. The Company has not located land nor begun any operations regarding this project. There have been no written agreements related to this project as of the date of this prospectus.

3.	Pursue planned hotel and casino development in Nevada. The Company has not located land nor begun any operations regarding this project. There have been no written agreements related to this project as of the date of this prospectus.

4.	Pursue planned hotel and casino development in Oklahoma. The Company has not located land nor begun any operations regarding this project. There have been no written agreements related to this project as of the date of this prospectus.

The funds will be made immediately available to the Company and used at management’s discretion to build the business. Subscription agreements and monies paid are irrevocable and funds will only be returned upon rejection of the subscription by the Company. We expect to disburse the proceeds from this offering in the priority set forth in our Plan of Operations.

DIVIDEND POLICY

The Company does not anticipate that it will declare dividends in the foreseeable future but rather intends to use any future earnings for the development of its business.

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DILUTION

Upon purchasing share in this offering, you will experience immediate and substantial dilution. “Dilution” represents the difference between the offering price of the shares of Common Stock and the net book value per share of Common Stock immediately after completion of the offering. “Net Book Value” is the amount that results from subtracting total liabilities from total assets. In this offering, the level of dilution is increased as a result of the relatively low book value of Gaming Entertainments International Inc.’s issued and outstanding stock. The following table summarizes the difference between the offering price in this registration and the share price recognized to outstanding shareholders.

	Price Paid	Offering Share Price	Difference	% Ownership Post-Offering (1)

Shares issued to founding officer	$0.00	$ 3.00	$ 3.00	67.8%

Shares issued for consulting services	$0.00	$ 3.00	$ 3.00	7.2%

Contributions by investors in this offering (2)	$3.00	$ 3.00	$ -	25.0%

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(1)	Calculation of percentage is based on the assumption that all 5,000,000 shares offered in this prospectus are sold.
(2)	Contributions by investors in this offering represent the total potential investment amount if all shares in this offering were sold.

The Company’s net book value on December 31, 2013 was $0.001. Assuming all 5,000,000 shares offered are sold, and in effect the Company receives the maximum estimated proceeds of this offering from new shareholders, the Company’s net book value will be approximately $0.75 per share. Therefore, any new shareholder or investor will incur an immediate and substantial dilution of approximately $(2.25) per share while the Company’s present stockholders will receive an increase in the net tangible book value of $0.75. This will result in a 75% dilution to new purchasers of stock in this offering.

This table represents a comparison of the prices paid by purchasers of the Common Stock in this offering and the individual who received shares in the Company previously:	Maximum
Offering

Book value per share before the offering	$0.001

Book value per share after the offering	$0.75

Net increase in book value attributable to new purchaser of stock	$0.75

Dilution to new purchasers of stock	$(2.25)

Dilution to new purchasers of stock (%)	75%

PLAN OF DISTRIBUTION

This is a self-underwritten (“best-efforts”) offering.  This Prospectus is part of a registration statement that permits our officers and directors to sell the shares being offered by the Company directly to the public, with no commission or other remuneration payable to them for any shares they may sell.  There are no plans or arrangements to enter into any contracts or agreements to sell the shares with a broker or dealer.  Our officers and directors will sell the shares and intends to offer them to friends, family members and business acquaintances.  In offering the securities on our behalf, our officers and directors will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Act of 1934.  The officers and directors will not register as broker-dealers pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an Issuer may participate in the offering of the Issuer’s securities and not be deemed to be a broker-dealer.

1. Our officers and directors are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of their participation, and,

2. Our officers and directors will not be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities, and

3. Our officers and directors are not, nor will be at the time of their participation in the offering, an associated person of a broker-dealer; and

4. Our officers and directors meet the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that they (A) primarily perform, or are intended to primarily perform at the end of the offering, substantial duties for or on behalf of our Company, other than in connection with transactions in securities; and (B) is not a broker or dealer, or has been an associated person of a broker or dealer, within the preceding twelve months, and (C) has not participated in selling and offering securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

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We have no current arrangements or any agreements with any underwriters, broker-dealers or selling agents for the sale of the Shares. However, in the event we can locate and enter into any such arrangement(s), the shares may also be sold through such licensed broker-dealer(s) and/or selling agent(s).

Our officers and directors do not intend to purchase any shares in this offering.

The offering will conclude when all 5,000,000 shares of common stock have been sold, or 24 months after this registration statement becomes effective with the Securities and Exchange Commission. We may at our discretion extend the offering for an additional 90 days. Further, the Company will may offer its shares for sale through underwriters, dealers, agents or anyone who may receive compensation in the form of underwriting discounts, concessions or commissions from the Company and/or the purchasers of the shares for whom they may act as agents.

In addition and without limiting the foregoing, the Company will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to security transactions during the period of time when this Registration Statement is effective.

We will pay all expenses incidental to the registration of the shares (including registration pursuant to the securities laws of certain states).

Pursuant to the provisions of Rule 3a4-1 of the Securities Exchange Act of 1934, none of the officers or directors offering the Shares is considered to be a broker of such securities as (i) no officer or director is subject to any statutory disqualification,(ii) no officer or director is nor will be compensated by commissions for sales of the securities, (iii)no officer or director is associated with a broker or dealer, (iv) all officers and directors are primarily employed on behalf of the Company in substantial duties and (v) no officer or director participates in offering and selling securities more than once every 12 months.

The offering will terminate 24 months following the date of the initial effectiveness of the registration statement to which this prospectus relates, unless earlier closed.

Re-sales of the Securities under State Securities Laws

The National Securities Market Improvement Act of 1996 ("NSMIA") limits the authority of states to impose restrictions upon re-sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Securities Exchange Act. Re-sales of the Shares in the secondary market will be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker).The re-sale of such Shares may be subject to the holding period and other requirements of Rule 144 of the General Rules and Regulations of the Securities and Exchange Commission.

DESCRIPTION OF SECURITIES

Capitalization

The Company is authorized to issue 20,000,000 shares of common stock, par value $0.001, of which 15,000,000 shares are outstanding as of the date of the registration statement, of which this prospectus is a part. The Company is also authorized to issue 5,000,000 shares of preferred stock, par value $0.001, of which no shares were outstanding as of the date of the registration statement, of which this prospectus is a part.

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The following statements relating to the capital stock set forth the material terms of the securities of the Company, however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the certificate of incorporation and the by-laws, copies of which are filed as exhibits to this registration statement. The Company’s charter may be amended in the future to increase the authorized number of common and preferred shares.

Common Stock

The Company is registering up to 5,000,000 shares of common stock for sale to the public at a price of $3.00 per Share. The Company is directly offering the Shares for sale.

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights.

Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from funds legally available therefore.

Holders of common stock have no preemptive rights to purchase the Company’s common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock. The Company may issue additional shares of common stock which could dilute its current shareholder's share value.

Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series as may be determined by the board of directors. The board of directors may fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the stockholders of the Company, except that no holder of preferred stock shall have preemptive rights. Any shares of preferred stock so issued would typically have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

At present, the Company has no plans to issue any preferred stock or adopt any series, preferences or other classification of preferred stock. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock.

Although the Company’s board of directors is required to make any determination to issue such preferred stock based on its judgment as to the best interests of the stockholders of the Company, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or otherwise.

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Admission to Quotation on the OTC Bulletin Board

If the Company meets the qualifications, it intends to apply for quotation of its securities on the OTC Bulletin Board. The OTC Bulletin Board differs from national and regional stock exchanges in that it (1) is not situated in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2)securities admitted to quotation are offered by one or more broker-dealers rather than the “specialist” common to stock exchanges. To qualify for quotation on the OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company listing. In addition, the Company must make available adequate current public information as required by applicable rules and regulations.

In certain cases the Company may elect to have its securities initially quoted in the OTC Markets. In general there is greater liquidity for traded securities on the OTC Bulletin Board, and less through quotation on the OTC Markets. It is not possible to predict where, if at all, the securities of the Company will be traded following the effectiveness of this registration statement.

Penny Stock Regulation

Penny stocks generally are equity securities with a price of less than $1.00 per share other than securities registered on national securities exchanges or listed on the Nasdaq Stock Market, provided that current price and volume information with respect to transactions in such securities are provided by the exchange or system. The penny stock rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prescribed by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Because of these penny stock rules, broker-dealers may be restricted in their ability to sell the Company’s common stock. The foregoing required penny stock restrictions will not apply to the Company’s common stock if such stock reaches and maintains a market price of $1.00 per share or greater.

Dividends

The Company has not paid any dividends to date. The Company intends to employ all available funds for the growth and development of its business, and accordingly, does not intend to declare or pay any dividends in the foreseeable future.

The Company

The principal of the Company and the principal of Walley Communications Consulting, Inc had worked together on a number of systems installations and consulting engagements. They decided to combine their talents and create Gaming Entertainment International, Inc. The management team members have an extensive experience in the hospitality and gaming industry from the technologies stand point as well as complete project development. Walley Communications, Inc management is dedicated to network infrastructures installations, services, design and training namely in the gaming industry. We hope the team will play an important role in future Gaming projects that the Company will pursue. Gaming Entertainment hopes to also begin the development of an Internet Gaming Platform in the near future. The Company plans to acquire and develop new Hospitality and Gaming projects with new innovative approaches to targeting market segments that are barely touched at this time by the industry.

Walley Communications Consulting, Inc. currently works with Casino Technology infrastructures and networks, casino computer systems and all aspects of Casino Information Technology. Long before the company was incorporated in 2006, Mark Walley, the owner of Walley Communications Consulting Inc., consulted and constructed networks infrastructures in the Casino Industry. The acquisition of Walley Communications will be a critical resource in developing the fiber optic recourses in the planned construction and operations of future casino projects.

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Acquisitions

While the U.S. economy is finally showing positive results with some signs that growth is returning, it is hoped that gaming and hotel revenues will begin to return to previous levels in the gaming and hospitality market. The casinos acquisitions Gaming Entertainment will consider for future acquisition will be on the outskirts of town where there should be good possibilities for additional housing development over the next 2 to 3 years. We hope that the additional housing development will markedly increase the casino visit volume from the local population and the local clientele to these casinos.

Regulation and Licensing in Nevada

The ownership and operation of gaming facilities in Nevada are subject to extensive state and local regulation. Our gaming operations are subject to the Nevada Gaming Control Act and its regulations (hereinafter collectively referred to as the “Nevada Act”) and various local regulations. Our gaming operations are also subject to the licensing and regulatory control of the Nevada Gaming Commission (the “Commission”), the State Gaming Control Board (the “Board”), various county commissions (gaming, liquor, health, etc.), and other local jurisdictions. These regulatory agencies are hereinafter collectively referred to as the “Nevada Gaming Authorities.” The laws, regulations and supervisory procedures of the Nevada Gaming Authorities have their genesis in various declarations of public policy which are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) the creation of a source of state and local revenues though taxation and licensing fees. Changes in such laws, regulations and procedures could have an adverse effect on our gaming operations. Gaming licenses require the periodic payment of fees and taxes and periodic reviews by the gaming authorities. Furthermore, gaming licenses are not transferable.

We will be registered in Nevada as a publicly traded corporation and, once we acquire a casino property, we will be required to submit, on a periodic basis, detailed financial and operating reports to the State Gaming Commission. Additionally, we may be required to furnish any other information requested by the Commission. No person may become a stockholder of, or receive any percentage of profits from us or our subsidiary (as a non-public entity) without first obtaining licenses and approvals from the appropriate Nevada Gaming Authorities. We have received from the Nevada Gaming Authorities the various documents that will be filed in the future for registrations, approvals, permits and licenses required to engage in gaming activities in Nevada.

The Nevada Gaming Authorities have the authority to investigate any individual who has a material relationship, or involvement with us in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Our officers, directors and key employees who are actively and directly involved in the gaming activities may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application of licensing for any cause deemed reasonable. A finding of suitability is comparable to licensing, and both require the submission of detailed personal and financial information followed by a thorough investigation. An applicant for licensing or a finding of suitability must pay all of the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities. In addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities also have jurisdiction to disapprove a change in a corporate position. Our current officers and directors and those of our subsidiaries have been found suitable by the Nevada Gaming Authorities.

If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever all relationships with such a person. Additionally, the Commission may require us to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Nevada.

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If it were determined that we or our subsidiary violated the Nevada Act, any gaming license or registration held by us could be limited, conditioned, suspended or revoked. At the discretion of the Commission, we and any person involved could be subject to substantial fines for each separate violation of the Nevada Act. Furthermore, a supervisor could be appointed by the Commission to operate our gaming properties and, under certain circumstances, earnings generated during the supervisor’s appointment (except for the reasonable rental value of our gaming properties) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could, and certainly the revocation of any gaming license would, materially adversely affect the results of our operations.

A beneficial holder of our voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his or her suitability as a beneficial holder of our voting securities determined if the Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of the investigation incurred by the Nevada Gaming Authorities in conducting such an investigation. If the applicant is an executive officer or director of the Company, it is our policy to pay for these expenses.

The Nevada Act requires any person who acquires more than 5% of our voting securities to report the acquisition to the Commission. The Nevada Act requires that beneficial owners of more than 10% of our voting securities apply to the Commission for a finding of suitability within 30 days after the chairman of the board mails written notice requiring such a filing. Under certain circumstances, an “institutional investor,” as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of our voting securities may apply to the Commission for a waiver of such a finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold the voting securities for investment purposes only unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or any of our gaming affiliates, or any other action which the Commission finds to be inconsistent with holding our voting securities for investment purposes only. Activities which are not deemed inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Commission may determine to be consistent with such investment intent. If the Commission grants a waiver to an “institutional investor,” the waiver does not include a waiver or exemption from the requirement for prior approval to “acquire control” of a registered corporation. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of its beneficial owners. The applicant is required to pay all costs of investigation. If the applicant is an executive officer or director of the Company, our policy is to pay for those expenses.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Commission, or the chairman of the board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owners. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a registered corporation beyond such period of time as may be prescribed by the Commission may be guilty of a criminal offense. We would be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us or our subsidiaries, we (i) pay that person any dividend or interest on our voting securities; (ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person; (iii) pay remuneration in any form to that person for services rendered or otherwise; or (iv) fail to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities for cash at fair market value. Any person required by the Commission to be found suitable but who is found unsuitable shall be guilty of a criminal offense if he holds, directly or indirectly, the beneficial ownership of the voting or debt securities beyond the time prescribed by the Commission.

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We are required to maintain a current stock ledger in Nevada, which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such a disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner. The Commission has the power to require our stock certificates to bear a legend indicating that the securities are subject to the Nevada Act. However, to date, the Commission has not imposed such a requirement on us.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defensive tactics affecting Nevada gaming licenses and registered corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to: (i) assure the financial stability of corporate gaming operators and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Commission before we can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by our management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by a registered company’s board of directors in response to a tender offer made directly to the registered company’s stockholders for the purposes of acquiring control of the registered company.

License fees and taxes, computed in various ways depending upon the type of gaming activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensees’ respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly, semi-annually or annually and are based upon either: (i) a percentage of gross revenues received; (ii) the number of gaming devices operated; or (iii) the number of games operated. Nevada licensees that hold a license as an operator of a slot route, or a manufacturer’s or distributor’s license, also pay certain fees and taxes to the State of Nevada.

Any person who is licensed, required to be licensed, registered, or required to be registered, or is under common control with such person (hereinafter collectively referred to as “licensees”) and who proposes to become involved in a gaming venture outside the State of Nevada is required to deposit with the Board, and thereafter maintain, a revolving fund to pay the expenses of investigation by the Board of his or her participation in such foreign gaming. We have filed the appropriate foreign gaming reports and have established the required revolving fund, if required. The revolving fund is subject to increase or decrease at the discretion of the Commission. Thereafter, such licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operations, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities that are harmful to the State of

Nevada or its ability to collect gaming taxes and fees, or employ a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the basis of personal unsuitability. Recent changes in the Nevada Gaming Control Act would allow us to seek a determination of suitability of any associate or activity associated with the foreign gaming opportunity prior to engaging in that activity.

Pursuant to the Professional and Amateur Sports Protection Act (the “Sports Protection Act”), which became effective January 1, 1993, the proliferation of legalized sports books and wagering was significantly curtailed. The Sports Protection Act effectively outlawed sports betting nationwide, excluding Nevada and sports lotteries in Oregon, Montana, and Delaware. Thus, sports books and wagering are permitted to continue to operate in Nevada, provided the wager originates in Nevada and is received by a licensed sports book in Nevada. Moreover, the

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Interstate Wire Act also prohibits those in the business of betting and wagering from utilizing a wire communication facility for the transmission in interstate or foreign commerce of any bets, wagers or information assisting in the placing of such bets and wagers on any sporting event or contest unless such betting or wagering activity is specifically authorized in each jurisdiction involved.

On October 13, 2006, the United States Unlawful Internet Gambling Enforcement Act of 2006 (“UIGEA”) was enacted. UIGEA prohibits any person engaged in the business of betting or wagering from knowingly accepting payments related to unlawful bets or wagers transmitted over the Internet. UIGEA instructs the U.S. Treasury Department and Federal Reserve to impose new obligations upon financial institutions and other payment processors to establish procedures designed to block online gaming-related financial transactions. It also expressly requires Internet bets and wagers to comply with the law of the jurisdiction where the wagers are initiated and received.

PLAN OF OPERATION

Business Plan

The Company business plan is to acquire and/or develop and then operate Hotel/Casinos in Nevada, Mississippi and Oklahoma. The Company believes its wholly owned subsidiary Walley Communications Consulting, Inc. will be a critical resource with the planned future development and operations of acquired hotels and casinos. The Company’s business plan is dependent on raising the maximum amount in this public offering. If we do not sell the maximum number of shares offered, the Company may possibly fund the operations with officer loans and any bank loans that may be available. We have not yet entered into any written agreements with any parties, including with our officers, with regards to the financing of our plan of operations. Due to the early stage of the Company’s life, the Company has not yet located the sources of funding to develop the Company on a broader scale through acquisitions or other major partnerships. If the Company were unable to raise the maximum amount in this public offering or locate other financing, it is unlikely that the Company will be able to develop its proposed expanded operations and business plan set forth below.

The basis for our Plan of Operation is to initially purchase or construct a small casino in Nevada, for the purpose of obtaining a State Gaming License. That capital expenditure will range around $3 million to $5 million dollars. With this Gaming License we will purchase, or partner with a company that has developed an Internet Gaming Product. We will use that product in our Casino and develop a network of small casinos to market the Internet Gaming Product to. The cost of obtaining the Internet Gaming Program is estimated to be between $2 million to $5 million dollars if we needed to buy the Intellectual Property otherwise it will be based on a partnership and revenues sharing. We do not have any contracts to obtain the Gaming Property or Gaming Program at this time. This is the main reason for a registered fund raising prospectus.

The other part of the Business Plan is to purchase land and develop a Casino in the area of D’Iberville, Mississippi. We have had meetings with the county regarding subsidizing the development of the waterfront, we have met with the owner of the land parcel we are considering and we have also met with the Architect who has drafted some preliminary site plans and drawings. We have no written contracts or agreements with any party regarding this project because further development is contingent on raising funds.

Nevada Acquisition

Gaming Entertainment is in preliminary, verbal discussions with an owner of a 7.5 acre well maintained gaming property consisting of a 100 room Hotel, landscaped pool area, meeting space, 8,800 sq ft restaurant and sports bar. The sports bar includes 15 slots (with a transferable restricted license), pool tables, shuffleboard, two dart machines, various video games, and two short bowling lanes. There is an existing 25,000 sq ft building shell with an approximately 15’ x 15’ electrical room housing power panels to be used for the empty building. The structure also has a 2,500 sq ft mezzanine that can be used for office space if needed. The development also includes two touch-less automatic car wash bays and seven hand wash bays totaling 5,400 sq ft. In addition there is a 170 space RV Park consisting of 12.43 acres. The Company has not entered into any written agreements with regards to this project. If the Company is not successful in raising money, there is a low probability the project will progress.

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We also have made verbal contact with business brokers who have listings of other gaming properties for sale that would match our general business plan.

Proposed Development of Bateau Cove Casino/Hotel

The proposed Bateau Cove Development would be located in Mississippi and designed to be a leisure destination point. A casino will be part of the experience and will be approx. 70,000 sq ft of innovative and cutting edge gaming, two restaurants, one buffet, 2 bars, specialty retail and entertainment. The casino floor will have approx. 850 to 1,200 slots and 35 table games. A lounge with mobile gaming devices would also be provided for VIP guest. An attached boardwalk will provide access to shopping, outdoor dining, conservatory and marina. In addition there would be a 105 room hotel with 5 VIP suites, wedding chapel and banquet/special events services. A parking garage and some surface parking will be constructed to service the complex. When fully operational the facility should generate approx. 1,000 full time positions. We have met with the owner of the land where the property would be built, but have had only verbal discussions regarding the land. The Company has not entered into any written agreements with regards to this project. If the Company is not successful in raising money, there is a low probability the project will progress.

Marketing Strategy

If we proceed with the project, we have opinions and plans to use improved property marketing strategies. The hospitality market has evolved to a new model. Casino gaming facilities no longer appear to utilize amenities as free perks for gamblers but rather they have shifted these amenities as a revenue stream and draw. This diversification of revenue potential allows for no single point of dependence for success. We plan to use the following strategy as the framework for a diverse destination facility, if the project progresses.

Casino Promotions:

Geographic location criteria will be used for target mailing and promotional offers to guest on a regular schedule to establish loyalty. The direct mail strategy is comprised of the following regularly scheduled mail pieces:

➢	Active Newsletter: Reward active players and drive incremental trips

➢	New Member Mailer: Reward players for joining the Player’s Club and incite them to return

➢	Reactivation Mailer: Reward players for making a return trip after 4 - 12 months of inactivity and incite them to return

➢	Birthday Mailer: Build loyalty

➢	VIP Advantage Mailer: Reward loyalty, drive VIP segment to player’s events, and increase trip frequency

➢	VIP Elite Mailer: Reward loyalty, drive VIP segment to player’s events, to increase trip frequency.

➢	Strategic live entertainment will also be used for special events in conjunction with the hiring of promoters that can bring junkets from the Texas, Tennessee and Georgia markets.

➢	Tourist mid week vacation packages to take advantage of local golf and fishing excursions.

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➢	Wedding packages utilizing an on property chapel combined with various activities and experiences.

Planned Strategic Alliances:

➢	A joint venture with the Mississippi horticultural society could conceivably be negotiated for the maintenance of a conservatory garden which would be pursued to further attract tourist to the property. We have not entered into negotiations with them yet.

➢	Negotiated partnerships with key retail conglomerates to serve as anchors to the retail venues will incentivize patrons to also frequent the casino. We have not yet identified these partnerships at this time.

➢	Current negotiations could include Premier Fishing and Hunting retail store. The facility would be a 165,000 sq ft 2 story building attached to the casino which would allow passage into the public spaces as well as the casino floor. It would also have a major boating department that includes trial boats and yachts on the marina. Percentages of retail revenue would be paid to the casino as well as other exchanges and incentives. We have had some verbal discussions with prospective companies, but there have not yet been any negotiations.

➢	Celebrity Chef Restaurants could be considered to be part of the boardwalk dining experience. The partners of Bateau Cove have over the years established relationships with various US chefs. There have not been any negotiations with any of these parties yet.

➢	In addition to celebrity chefs, Bateau Cove would seek to find a craft beer brewer to establish a small pub and brewery as part of the boardwalk. There have not been any discussions with any of these parties yet.

➢	The potentially selected city has available state funds to develop a marina.

Planned Entertainment - there have not yet been any discussions with concessioners:

➢	Tethered Balloon Ride will provide a unique experience as well as generate revenues.

➢	Zip Line Rides will be another form of entertainment that will provide a unique experience for locals and visitors and generate revenue.

➢	Paddle Boat Adventure rides can be incorporated with an island excursion. Several routes can be defined for guest to paddle out and explore the Back Bay and small islands as a form of passive adventure and exercise.

➢	Private party charters on a rental yacht. Guest can explore the Gulf and host a private event with catered food and drink provided by the casino/hotel as part of the special events packages or wedding packages.

➢	More incentives for visitors will be explored and implemented, as needed, to provide ongoing attractions targeted for specific holidays or special occasions.

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Operations Management

A management contract with a leading Casino management firm has been verbally discussed, but is not near finalization for the management of the proposed hotel and casino. The selected company management team which we have had discussions with has an established and respected reputation in the gaming industry.

Market Overview

The Mississippi Gulf Coast is one of the largest gaming markets in the US. We feel that there is sufficient opportunity for a new casino / hotel property in the region.

EB-5 Financing

It has been decided that the Bateau Cove project will pursue EB-5 financing in addition to more traditional debt and equity financing. The following is a brief description of the program, financing requirements and how it will be implemented:

The federally available EB-5 program is a government incentive program for foreign investors to receive a permanent US visa by creating jobs through approved investments in the United States. It is a program where applications are evaluated and administered by the USCIS department.

Reports to Security Holders

The Company has filed a registration statement on Form S-1, under the Securities Act of 1933, with the Securities and Exchange Commission with respect to the shares of its common stock. This prospectus is filed as a part of that registration statement, but does not contain all of the information contained in the registration statement and exhibits. Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents of the company. Reference is made to the Company’s registration statement and each exhibit attached to it for a more detailed description of matters involving the Company. A potential investor may inspect the registration statement, exhibits and schedules filed with the Securities and Exchange Commission, along with any other filings of the Company, as described below.

The Company's documents filed with the Securities and Exchange Commission may be inspected at the Commission's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 100 F Street N.E., Washington, D.C. 20549. Call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the Commission. All of the Company’s filings may be located under the CIK number 0001468978.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in our financial statements and notes thereto and the related "Management's Discussion and Analysis of Financial Condition and Results of Operations." We also urge you to review and consider our disclosures describing various risks that may affect our business, which are set forth under the heading "Risk Factors."

Critical Accounting Policies

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires making estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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The Company has elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2). This allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

Results of Operations for the year ended December 31, 2013 and 2012

The financial statement activity for the year ended December 31, 2013 are those of the Company and its wholly owned subsidiary, Walley Communications Consulting, Inc. (“Walley”). The Parent Company, Gaming Entertainment International, Inc., has not started operations as of the prospectus date, so the operating financial activity for the year ended December 31, 2013 is that only of Walley. The financial statement activity for the year ended December 31, 2012 is that solely of Walley, in as much as the Company was not incorporated until December 28, 2012. Management is presenting Walley’s audited financial statements prior to the consolidation with the Company for comparable financial purposes.

Revenues

The Company generated $71,047 in revenues for the year ended December 31, 2013. Walley generated $105,807 in revenues for the year ended December 31, 2012, resulting in a decrease of $34,760. The decrease in revenues for the year ended December 31, 2013 compared to December 31, 2012 was due from a transitional period between projects. Until the Company becomes operational with its plans to acquire hotels and casinos, it is generating all its revenues through its wholly owned subsidiary Walley. Walley provides hardware wiring, telecommunications cabling, and various electrical contracting services to construction projects. The majority of these construction projects are remodels of hotels and casinos in the state of Mississippi. The Company believes having Walley as a wholly owned subsidiary will add valuable expertise to future Company owned projects.

The costs of revenues for the year ended December 31, 2013 were $16,654 as compared to $30,718 for the year ended December 31, 2012, resulting in a decrease of $14,064. As a percentage of revenues, the cost of revenues for the year ended December 31, 2013 was 23% as compared to 29% for the year ended December 31, 2012. The cost of revenues is fairly low as a percentage of revenues because the majority of projects have low overheads. Walley’s revenues are earned through highly labor intensive projects. The costs of materials to complete projects are fairly low as a percentage of the revenues earned on the projects.

Operating Activities periods

For the year ended December 31, 2013 and 2012, the Company and Walley reported operating expenses of $85,131 and $84,927, respectively, a decrease of $204.

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For the year ended December 31, 2013 and 2012, selling, general, and administrative expenses increased $15,379 from $25,971 to $41,350. The increase in selling, general, and administrative expenses for the year ended December 31, 2013 compared to December 31, 2012 was primarily attributable to increases in costs relating to the filing of this Form S-1.

For the year ended December 31, 2013 and 2012, wages and compensation expenses increased $13,732 from $57,513 to $43,781. The increase was primarily attributable to higher wages paid to an employee of Walley.

Results of Operations for the period from January 1, 2012 to December 27, 2012, December 28, 2012 to December 31, 2012, and for the year ended December 31, 2011

The Company was incorporated on December 28, 2012, and, on that date, it acquired Walley, which then became a wholly owned subsidiary of the Company. The financial statement activity prior to December 28, 2012 is that solely of Walley, the Company’s wholly owned subsidiary, whose financial statement activity prior to December 28, 2012 has been audited and is being presented separately for comparable financial purposes.

Revenues

The Company generated no revenues from operations for the period from December 28, 2012 to December 31, 2012. The Company’s wholly owned subsidiary, Walley, reported $105,807 in total revenues for the period from January 1, 2012 to December 27, 2012. For the year ended December 31, 2011, Walley reported $35,217 in total revenues.

The gross margin for the year ended December 31, 2012 was 71% of sales compared to 70% in 2011. The increase from 2011 to 2012 is immaterial. For the years ended December 31, 2012 and 2011, the Company’s gross margin stayed fairly constant as its projects are relatively similar in the cost to revenue scale. The Company anticipates its gross margin percentage will decrease as it initiates its new business plan to expand operations. The uncertainty of higher costs of materials, travel, and labor will be unfavorable to the gross margin percentage in the future. The Company plans to mitigate this uncertainty by closely monitoring its costs of revenues and if possible pass the increased cost on to future customers.

Operating Activities

For the period from January 1, 2012 to December 27, 2012, Walley reported operating expenses of $67,035. For the period December 28, 2012 to December 31, 2012, the Company reported operating expenses of $17,892. Total operating expenses for the period January 1, 2012 to December 31, 2012 were $84,927, an increase of $57,064 from the $27,863 reported solely by Walley for the year ended December 31, 2011.

For the year ended December 31, 2012, the Company reported consulting expenses of $1,443, a decrease of $1,117 from the $2,560, reported for the year ended December 31, 2011. The decrease was primarily attributable to stock issued at par $.001 to consultants for services provided to the Company.

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For the period January 1, 2012 to December 27, 2012, the Company’s subsidiary, Walley, reported $54,713 of wages and compensation expense. For the period December 28, 2012 to December 31, 2012, the Company reported $2,800 of wages and compensation expense. For the period January 1, 2012 to December 31, 2012, the Company reported a combined total of $57,513 of wages and compensation expense which is an increase of $51,113 from the $6,400 reported solely by Walley for the year ended December 31, 2011. The increase was primarily attributable to an increase in wages and compensation paid to the former sole officer of Walley.

Selling, General, and Administrative Expense

For the period from January 1, 2012 to December 27, 2012, the Company’s wholly owned subsidiary, Walley, reported selling, general and administrative expenses of $12,322. For the period from December 28, 2012 to December 31, 2012, the Company reported selling, general and administrative expenses of $13,649. For the year ended December 31, 2012, the company reported total selling, general and administrative expenses of $25,971, an increase of $7,0681 from the $18,903 reported solely by Walley for the year ended December 31, 2011. This increase was primarily attributable to stock issued founding officers which was valued at par $.001 and resulted in an expense of $13,556.

Liquidity and Capital Resources

As of December 31, 2013, total current assets were $5,657, which consisted of $5,657 in cash.

As of December 31, 2012, total current assets were $7,791, which consisted of $7,791 of cash. As of December 31, 2011, total current assets were $1,162, which consisted of $662 of cash and $500 of accounts receivable.

As of December 31, 2013, total current liabilities were $55,065, which consisted of $365 of accounts payable, $29,700 of shareholder loans, and $25,000 in a note payable.

As of December 31, 2012, total current liabilities were $26,463, which consisted of $1,463 of accounts payable and $25,000 in a note payable. As of December 31, 2011, total current liabilities were $0.

During the period from January 1, 2012 to December 27, 2012, net cash provided by operating activities was $10,021. During the period from December 28, 2012 to December 31, 2012, net cash used by operating activities was $2,892. For the year ended December 31, 2011, net cash provided by operating activities was $86.

There can be no assurance that the Company’s activities will generate sufficient revenues to sustain its operations without additional capital, or if additional capital is needed, that such funds, if available, will be obtainable on terms satisfactory to the Company. Accordingly, given the Company’s limited cash and cash equivalents on hand, the Company will be unable to implement its contemplated business plans and operations unless it obtains additional financing or otherwise is able to generate sufficient revenues and profits. The Company may raise additional capital through sales of debt or equity, obtain loan financing or develop and consummate other alternative financial plans.

DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS

The following table sets forth information regarding the members of the Company’s board of directors and its officers:

Name	Age	Position
Sylvain Desrosiers	48	Chief Executive Officer / Director
William W. Noll	67	Chief Financial Officer / Treasurer / Director
Santina Banker	52	Vice-President of Operations
Chester Burley	65	Executive Vice-President
Jason Bell	41	Vice President Business Development

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Sylvain Desrosiers, Chief Executive Officer/ Director

Mr. Desrosiers is a serial entrepreneur. He has worked in the security technologies field since 1987. In the late 1980's he was involved in all aspect of the credit card processing and manufacturing from the plastic card itself to the Point of Sales Terminal (POS) market introduction and electronic debit payment. With this new dynamic card industry, he was involved in importing and developing smart technologies and applications in the Americas. He founded Imaging Systems Technologies (ITS), which specialized in the positive identification via digital technologies, that he sold to NBS in 1996. In 1997, he co-founded AXS Technologies, a company that filed for numerous patents in regards to electronic access control revolutionizing the world of access control using of the first contactless smart card technologies and IP addressable access control doors. He sold its intellectual property in 2002 to Security International, Inc. In 2001, he founded Progressive Casino Technologies, Inc., a highly successful integration company in the gaming technology infrastructure, which was one of the first companies to introduce virtual matrix and high video compression format h.264. Mr. Desrosiers has been the CEO of Alco Advanced Technologies, Inc. since 1998, and since 2010 the CEO of Port Scanning Services, a company that specializes in the service of electronic inspection of cargo containers. Port Scanning is currently changing the world of inspection in preventing transport of potential nuclear threat, contraband and illegal drugs around the world. He has 30 years of diversified experience, with a successful track record working in the following market segments: electronic security, card technologies, gaming and infrastructure development. Mr. Desrosiers education and 30 years of experience in Information Technology and Casino Security Systems and Processes more than qualifies him to be a Director and CEO of Gaming Entertainment International.

William W. Noll, Chief Financial Officer / Treasurer / Director

Mr. Noll has an MBA in Finance, having attended Boston University and Bridgeport University. He was a regional manager in the international public accounting firm of Laventhol & Horwath. Laventhol & Horwath included clients many of the large hotels, real estate developers and hospitals in Southern California, including the Ritz Carlton and other brand names. After Laventhol closed, he was controller and acting CFO for a large 500 bed hospital in Los Angeles. Following that, he became senior vice president of operations of Medical Capital Management, Inc., a large commercial financing firm in Southern California for fifteen years. He was responsible for underwriting loans, managing and performing due diligence audits of prospective clients and filing securities reports with federal and state securities divisions. He also was on the board of directors of Medical Capital Management, Inc. When that firm closed in 2009, he subsequently became chief financial officer of Port Scanning Services and Gaming Entertainment International.

Mr. Noll has developed and helped place many public offerings in the U.S. and Asian markets. He also managed and monitored the sale of securities in many Asian markets. Through these public offerings, he helped his last firm raise billions of dollars. He was a major contributor in helping his last firm increase their portfolio size by 500% within seven years. He is well versed in U.S. and International financial reporting and financial modeling. He is also experienced with the governmental reporting and record keeping requirements related to international trade and transactions.

Mr. Noll has over thirty years of executive level financial and business operational experience. He was V.P. of Financial Operations for Medical Capital Corporation from 1996 until the end of 2009. From 2010 to the present, Mr. Noll has worked as the CFO of Port Scanning Services, Inc. This experience will be of great benefit to Gaming Entertainment International. He will be a driving force in ensuring the growth and superior profit performance. In consideration of Mr. Noll’s wealth of experience, the Company appointed him a member of the Board of Directors.

Santina M. Banker, Vice President of Operations

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As COO, Ms. Banker will oversee the operations of all properties as well as the company’s new business development and marketing efforts. Prior to this appointment in 2012, she served in various positions of development, design and marketing in the hospitality and casino industry. With 18 years experience in design and development, she has worked for property owners and for the architectural firms that support new hotel/casino development efforts. As the president of RP Messina for the past 5 years, she evaluated several development projects, sourced, and negotiated funding for projects ranging from 180 to 240 million dollars. While working for Freidmutter Group, she designed and managed new construction projects in excess of 180 million dollars, overseeing both the design process and construction. As the vice president of marketing for EDP, she spearheaded and launched the development of 4 new products within one year growing the company revenue by an additional 6% in just 9 months. While at NER, she served as the director of sales and marketing where she turned around a failing product division by initiating the product re-design, re-positioning it in the market place, and developing a training program for sales staff. With a proven track record of success and leadership, she has also worked for gaming companies such as Bally’s, Golden Nugget and Harrah’s, giving her the unique ability to understand what is required for a successful operation once new construction is over and the property is open for business. She worked directly under Steve Wynn in helping him develop many of his hotel/gaming properties. She holds a BA in Foreign Languages & Secondary Education from Rowan University and a BS in Interior Design from The Art Institute of Pittsburgh.

Chester C. Burley III, Executive Vice President

Mr. Burley’s career in real estate and finance spans over 38 years.  In 2001, he joined Union Mortgage Corp and is currently the owner and CEO of the 30-year old company.  In 1997, he founded and served as CEO of Maritime Trust Company, a national company focusing on community waterfront redevelopment projects. The company designs, plans and develops maritime and urban waterfront properties in partnership with public agencies. In 2003, he accepted a buyout offer from a Chicago based company which continues to develop the projects he initiated.

Prior to 1991, Chester spent 20 years on Wall Street specializing in global real estate, mortgage finance and asset securitization. During those years he held senior management positions with Banque Paribas, Merrill Lynch and Manufactures Hanover Trust. He was on the leading edge of asset securitization completing the first bond collateralized issue in 1977, the first timeshare collateralized issue in 1984, and the first European collateralized issued secured by consumer debt (French credit card debt) in 1989. During the past decade, he has dedicated a portion of his time to consulting on community redevelopment projects with emphasis on finding economic solutions for smart development, renewable energy, and for preserving open space.

Jason Bell, Vice President of Business Development

On top of his responsibilities as vice president of business development at Gaming Entertainment International, Inc., Mr. Bell is currently the CEO of Southern ITS Corp, a Mississippi based company that specializes in the installation of technology infrastructure for hotels and casinos in the gaming industry. Mr. Bell has spent the last 20 years as an independent consultant in business development for the gaming industry technology sector all around the USA and Caribbean, with a focus on the Mississippi Coast and surrounding gaming states.   With Southern ITS, Mr. Bell's successes include the technology infrastructures deployment in Rocky Gap Casino in Maryland, Margaritaville Casino and Restaurant in Biloxi MS., as well as other gaming properties such as the Palace Casino and Resort, Imperial Palace Casino Resort, Island View, Beau Rivage Casino and Resort, Grand Biloxi and Isle of Capri casinos in Biloxi, just to mention a few.   Mr. Bell's success record and business development for Southern ITS Corp makes him an essential part of the team at Gaming Entertainment International Inc.  He also brings with him a network of valuable connections in the gaming industry that will help Gaming Entertainment International to accomplish its growth objectives.

Issuance of Stock to Founders

We issued an aggregate of 13,556,500 shares to our five founding officers and directors at a per share price of $3.00. The shares were issued in a private transaction to five United States residents in reliance on Regulation D promulgated under the Securities Act. The shares of common stock have not been registered under the Securities Act or under any state securities laws and may not be offered or sold without registration with the United States Securities and Exchange Commission or an applicable exemption from the registration requirements. The consultants acknowledged that the securities to be issued have not been registered under the Securities Act, that they understood the economic risk of an investment in the securities, and that they had the opportunity to ask questions of and receive answers from our management concerning any and all matters related to acquisition of the securities.

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Committees and Terms

The board of directors (the “Board”) has not established any committees.

Legal Proceedings

There are currently no pending, threatened or actual legal proceedings of a material nature in which the Company or any subsidiary is a party.

EXECUTIVE COMPENSATION

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officers during the year ended December 31, 2013, 2012 and 2011 in all capacities for the accounts of our executives, including the Chief Executive Officer, Chief Financial Officer, Vice President of Operations, Executive Vice President, and Vice President of Business Development:

Remuneration of Officers: Summary Compensation Table

				Aggregate
		Annual	Annual	Accrued				All	Annual
		Earned	Payments	Salary since		Stock	Compensation	Other	Compensation
Name/Position	Year	Salary	Made	Inception	Bonus	Options	Plans	Compensation	Total

Sylvain Desrosiers
Chief Executive Officer/Director	2012	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	2013	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

William W. Noll
Chief Financial Officer/Treasurer/Director	2012	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	2013	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Santina Banker
Vice-President of Operations	2012	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	2013	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Chester Burley
Executive Vice President	2012	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	2013	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Jason Bell
Vice President of Business Development	2012	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	2013	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

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There are no current plans to pay or distribute any cash or non-cash bonus compensation to officers of the Company, until such time as the Company is profitable, experiences positive cash flow or obtains additional financing. However, the board of directors may allocate salaries and benefits to the officers in its sole discretion. No officer is subject to a compensation plan or arrangement that results from his or her resignation, retirement, or any other termination of employment with the Company or from a change in control of the company or a change in his or her responsibilities following a change in control. The members of the board of directors may receive, if the Board so decides, a fixed fee and reimbursement of expenses, for attendance at each regular or special meeting of the Board, although no such program has been adopted to date. The Company currently has no retirement, pension, or profit-sharing plan covering its officers and directors; however, the Company plans to implement certain such benefits after sufficient funds are realized or raised by the Company (see “Anticipated Officer and Director Remuneration” below.)

Employment Agreements

The Company does not have employment agreements with any of its five officers.

The Company’s subsidiary Walley Communications Consulting, Inc. (“Walley”), has one employee whom is the former president of Walley. Mr. Walley does not have a signed employment agreement with the Company. The Company plans to execute an employment agreement with Mr. Walley once planned operations begin.

Anticipated Officer and Director Remuneration

The Company pays reduced levels of compensation to its officers and director at present. The Company intends to pay regular, competitive annual salaries to all its officers and will pay an annual stipend to its directors when, and if, it completes a primary public offering for the sale of securities and/or the Company reaches greater profitability, experiences larger and more sustained positive cash flow and/or obtains additional funding. At such time, the Company anticipates offering additional cash and non-cash compensation to officers and directors. In addition, although not presently offered, the Company anticipates that its officers and directors will be provided with additional fringe benefits, health and dental benefits, and various perquisites at subsidizes rates, or at the sole expense of the Company, as may be determined on a case-by-case basis by the Company in its sole discretion. In addition, the Company may plan to offer 401(k) matching funds as a retirement benefit at a later time.

Retirement

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or any of its subsidiaries, if any.

Stock Option Plans

There are no stock option plans.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

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The following table sets forth certain information, as of March 13, 2014, with respect to the beneficial ownership (1) of the Company’s outstanding Common Stock by (i) any holder of more than five (5%) percent; (ii) the Company’s executive officer and directors; and (iii) the Company’s directors and executive officer as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned. Unless otherwise indicated, the address of each stockholder listed in the table is correct. As of the date of this Prospectus, there are 15,000,000 shares of common stock issued and outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Shares of Common Stock (1)

Sylvain Desrosiers (2)	10,706,500	71.38%
William W. Noll (3)	750,000	5.0%
Jason C. Bell (4)	600,000	4.0%
Santina Banker (5)	750,000	5.0%
Chester Burley (6)	750,000	5.0%

All Directors and Officers as a Group	13,556,500	90.38%

(1)	Percent of Class is based on 15,000,000 shares issued and outstanding as of March 13, 2014.

(2)	Sylvain Desrosiers, 808 Jacobs Ladder Pl, Las Vegas, Nevada, 89138 is the Company’s Chief Executive Officer

(3)	William W. Noll, 1905 Corta Bella, Las Vegas, NV89134, is the Company’s CFO and Treasurer

(4)	Jason C. Bell, 10264 Third Ave, D’Iberville, MS 39540 is the Company’s V.P of Business Development

(5)	Santina Banker, 139 Beech Court, Glassboro, NJ, 08028 is the Company’s V.P of Operations

(6)	Chester Burley, 360 Center Road, Easton, CT 06612 is the Company’s Executive V.P.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Free office space from its Chief Executive Officer

The Company has been provided office space by its majority stockholder and CEO at no cost. The management determined that such cost is nominal and did not recognize the rent expense in its financial statements.

Shares Issued to Officers and Directors

On December 28, 2012, the Company issued 13,556,500 shares to its five founding officers and directors for services rendered to the Company up until that date. The shares issued to the founding officers were valued at par $0.001.

Loan from Shareholder

The Company has been loaned money by its chief executive officer for working capital purposes. The loan bears no interest and is payable on demand. As of December 31, 2013 and December 31, 2012, the Company has a shareholder loan balance of $29,700 and $0.

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Director Independence

At this time we do not have a policy that our directors or a majority are independent of management. As of the date of this Prospectus, we have two directors. It is our intention to implement a policy in the future that a majority of the Board members be independent of our management as the members of the board of director’s increases after implementation of our business plan. A director is considered independent if the Board affirmatively determines that the director (or an immediate family member) does not have any direct or indirect material relationship with us or our affiliates or any member of our senior management or his or her affiliates. The term “affiliate” means any corporation or other entity that controls, is controlled by, or under our common control, evidenced by the power to elect a majority of the Board of Directors or comparable governing body of such entity. The term “immediate family member” means spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in law, brothers- and sisters-in-laws and anyone (other than domestic employees) sharing the director’s home.

Committees: Audit Committee Financial Expert.

The Company does not currently have an Audit Committee.

DESCRIPTION OF SECURITIES TO BE REGISTERED

General

The following description of our capital stock and the provisions of our Articles of Incorporation and By-Laws, each as amended, is only a summary.

The Company was incorporated on December 28, 2012, at which time it was authorized to issue 20,000,000 shares of common stock and 5,000,000 shares of preferred stock both at $0.001 par value.

As of the date of this prospectus, there are 15,000,000 shares of common stock outstanding of which 13,084,000 shares are owned by officers and directors of the Company. If the maximum number of shares offered herein is sold, there will be 20,000,000 common shares outstanding of which 13,556,500 will be owned by officers and directors of the Company.

On December 28, 2012, the Company executed a share exchange with Walley, wherein the Company issued 25,000 common shares for all the outstanding shares of Walley, which resulted in Walley becoming a wholly owned subsidiary of the Company. On February 4, 2014, the Company executed an amendment to the share exchange agreement with Walley dated December 28, 2013, whereby the parties involved agreed to change the consideration paid by the Company for all of the outstanding stock of Walley from 25,000 shares of the Company to an unsecured promissory note in the amount of $25,000. The amended Walley purchase agreement, filed as an exhibit herein, will nullify the original share exchange agreement dated December 28, 2012. In the amended agreement, the Company agreed to let the sole shareholder of Walley keep the 25,000 shares issued to him in the original share exchange agreement as compensation for consulting services provided.

On December 28, 2012, the Company issued an additional 1,443,500 shares, including the 25,000 shares to Walley, to consultants for their services rendered to the Company and 13,556,500 shares to its founding officers. The Company follows the guidelines and principles of FASB no. 123. The 13,556,500 shares issued to the founding officers and the 1,443,500 shares issued to consultants were valued at $0.001, which resulted in an expense of $15,000. The shares to consultants and founding officers were for services completed by December 31, 2012. The founding officers were granted 13,556,500 shares of common restricted stock as non-monetary compensation for their unpaid services and consulting regarding the formation of the company. The founding officers have paid personally for some of the accounting, legal and filing fees to begin the company. They also have contributed advice regarding the marketing, architectural development, accounting, finance, corporate structure and tax strategy. In the immediate future, while the company is being initially funded, the founding officers will be paid very little for their efforts. The consulting services were provided by unrelated third parties who advised the Board of Directors on the construction of the business plan, marketing plan, and other general business consulting services necessary to complete the S-1 filing.

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The shares of common stock held by current shareholders are considered “restricted securities” subject to the limitations of Rule 144 under the Securities Act. In general, securities may be sold pursuant to Rule 144 after being fully-paid and held for more than 12 months. While affiliates of the Company are subject to certain limits in the amount of restricted securities they can sell under Rule 144, there are no such limitations on sales by persons who are not affiliates of the Company. In the event non-affiliated holders elect to sell such shares in the public market, there is likely to be a negative effect on the market price of the Company's securities.

LEGAL MATTERS

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock offered hereby was employed on a contingency basis, or had, or is to receive, in connection with such offering, a substantial interest, direct or indirect, in us, nor was any such person connected with us as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Diane D. Dalmy, Esq., independent legal counsel, has provided an opinion on the validity of the share of our common stock that are the subject of this prospectus.

(a) On January 22, 2014, the Company accepted the resignation of Patrick Rodgers, CPA, P.A. (“Rodgers”) from his engagement to be the independent certifying accountant for the Company.

Effective March 6, 2014, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Patrick Rodgers, CPA, PA. due to Rogers’ violations of PCAOB rules and auditing standards in auditing the financial statements and PCAOB rules and quality control standards with respect to Rogers’ clients; the Registrant was not one of the clients for which Rogers was sanctioned. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/2014_Rodgers.pdf

Other than an explanatory paragraph included in Rodgers’ audit report for the Company's fiscal years ended December 31, 2012 and 2011 relating to the uncertainty of the Company's ability to continue as a going concern, the audit reports of Rodgers on the Company's financial statements for the last fiscal year ended December 31, 2012 and 2011 through January 22, 2014, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company's 2012 and 2011 fiscal years and through the date of this Current Report on Form 8-K, (1) there were no disagreements with Rodgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Rodgers, would have caused Rodgers to make reference to the subject matter of the disagreements in connection with their report, and (2) there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

(b) On January 22, 2014, the Company’s Board of Directors approved the engagement of Terry L. Johnson, CPA, as the Company's independent accountant effective immediately to audit the Company’s financial statements and to perform reviews of interim financial statements. During the fiscal years ended December 31, 2012 and 2011 through January 22, 2014 neither the Company nor anyone acting on its behalf consulted with Terry L. Johnson, CPA regarding (i) either the application of any accounting principles to a specific completed or contemplated transaction of the Company, or the type of audit opinion that might be rendered by Terry L. Johnson, CPA on the Company's financial statements; or (ii) any matter that was either the subject of a disagreement with Rodgers or a reportable event with respect to Rodgers.

Terry L. Johnson, CPA, an independent registered public accounting firm, has audited the balance sheets of the Company as of December 31, 2013 and December 31, 2012 (Walley Communications Consulting, Inc., currently a wholly owned subsidiary of the Company), and the related statements of operations, changes in shareholders’ equity (deficit), and cash flows for the years ended December 31, 2013 and December 31, 2012. The Company has included such financial statements in the prospectus and elsewhere in the registration statement in reliance on the report of Terry L. Johnson, CPA, given their authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Company’s certificate of incorporation includes an indemnification provision that provides that the Company shall indemnify directors against monetary damages to the Company or any of its shareholders or others by reason of a breach of the director’s fiduciary duty or otherwise, except under certain limited circumstances.

The certificate of incorporation does not specifically indemnify the officers or directors or controlling persons against liability under the Securities Act. However, the indemnification provided in the certificate of incorporation is broad and should be considered to be of a broad scope and wide extent.

The Securities and Exchange Commission’s position on indemnification of officers, directors and control persons under the Securities Act by the Company is as follows:

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS AND CONTROLLING PERSONS OF THE SMALL BUSINESS ISSUER PURSUANT TO THE RULES OF THE COMMISSION, OR OTHERWISE, THE SMALL BUSINESS ISSUER HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS, THEREFORE, UNENFORCEABLE.

45

46

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and shareholders of

Gaming Entertainment International, Inc.

Las Vegas, Nevada

I have audited the accompanying consolidated balance sheets of Gaming Entertainment International, Inc. and its subsidiary (the “Company”) as of December 31, 2013 and 2012 and the related consolidated statements of operations, stockholders’ deficit and cash flows for the year ended December 31, 2013 and the periods December 28, 2012 to December 31, 2012, January 1, 2012 to December 27, 2012. The statements of operations and cash flows for the period January 1, 2012 to December 27, 2012 represents solely the financial position and results of Walley Communications Consulting, Inc., the Company’s wholly-owned subsidiary, which was acquired on December 28, 2012, the date of incorporation of its parent corporation, Gamming Entertainment International, Inc. These consolidated financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these consolidated financial statements based on our audits.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2012 and the consolidated results of its operations and its cash flows for year ended December 31, 2013 and the periods December 28, 2012 to December 31, 2012, January 1, 2012 to December 27, 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 of the accompanying consolidated financial statements, the Company has minimal revenues, has incurred losses since inception and has a negative working capital balance at December 31, 2013, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has restated its balance sheet as of December 31, 2012, its statement of operations for the period from December 28, 2012 to December 31, 2012, its statement of cash flows for the period from December 28, 2012 to December 31, 2012, and its statements of stockholders’ equity. As described in Note 10, the financial statements were restated to account for the change in valuation of the 13,556,500 shares issued to founding officers, the 1,443,500 shares issued to consultants, and the amendment to the share exchange agreement with Walley.

/s/ Terry L. Johnson, CPA

Casselberry, Florida

March 11, 2014

F-1

GAMING ENTERTAINMENT INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS

		(Restated)
	December 31,	December 31,
	2013	2012
Assets
Current Assets:
Cash	$5,657	$7,791
Total Current Assets	5,657	7,791

Goodwill	15,780	15,780

Total Assets	$21,437	$23,571

Liabilities and Stockholders' Deficiency
Current Liabilities:
Accounts Payable	$365	$1,463
Shareholder loan	29,700	—
Note Payable	25,000	25,000
Total Current Liabilities	55,065	26,463

Stockholders' Deficit
Preferred stock: Gaming Entertainment International Inc.; $0.001 par value	—	—
5,000,000 shares authorized $0.001, 0 shares issued & outstanding
Common stock: Gaming Entertainment International Inc.; $0.001 par value
20,000,000 shares authorized , 15,000,000 shares issued & outstanding	15,000	15,000
Additional Paid-in Capital (Restated)	880	880
Accumulated Deficit (Restated)	(49,508)	(18,772)
Total Stockholders' Deficiency	(33,628)	(2,892)

Total Liabilities & Stockholders' Deficiency	$21,437	$23,571

The accompanying notes are an integral part of these financial statements

F-2

GAMING ENTERTAINMENT INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

			Walley Comm.
		(Restated)	Consulting, Inc.
	For the Year	For the Period	For the Period
	Ended	December 28, 2012	January 1, 2012
	December 31,	to December 31,	to December 27,
	2013	2012	2012

Revenues	$71,047	$—	$105,807
Cost of revenues	16,654	—	30,718

Gross profit	54,393	—	75,089

Operating Expenses:
Consulting	—	1,443	—
Selling, general & administrative	41,350	13,649	12,322
Wages and compensation	43,781	2,800	54,713
Total operating expenses	85,131	17,892	67,035

Net income from operations	(30,738)	(17,892)	8,054

Other income (expenses):
Interest income	2	—	4
Total other income (expenses)	2	—	4

Net income (loss) before taxes	$(30,736)	$(17,892)	$8,058

Tax provisions	—	—	—

Net income (loss) after taxes	$(30,736)	$(17,892)	$8,058

Gain (loss) per share basic & diluted	$(0.00)	$(0.00)

Weighted average shares outstanding (basic & diluted)	15,000,000	15,000,000

The accompanying notes are an integral part of these financial statements

F-3

GAMING ENTERTAINMENT INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

					Additional
	Preferred	Preferred	Common	Common	Paid in	Accumulated
	Shares	Stock	Shares	Stock	Capital	Deficit	Total
Balance December 31, 2011	—	$—	100	$1	$10,099	$(8,938)	$1,162

Walley purchase agreement (restated)	—	—	(100)	(1)	(9,219)	—	(9,220)
Stock issued to founders (restated)	—	—	13,556,500	13,557	—	—	13,557
Stock issued for services (restated)	—	—	1,443,500	1,443	—	—	1,443
Net income for the period December 28, 2012
to December 31, 2012 (restated)	—	—	—	—	—	(9,834)	(9,834)
Balance December 31, 2012	—	—	15,000,000	15,000	880	(18,772)	(2,892)

Net loss for the year ended December 31, 2013	—	—	—	—	—	(30,736)	(30,736)
Balance December 31, 2013	—	$—	15,000,000	$15,000	$880	$(49,508)	$(33,628)

The accompanying notes are an integral part of these financial statements

F-4

GAMING ENTERTAINMENT INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

			Walley Comm.
		(Restated)	Consulting, Inc.
	For the Year	For the Period	For the Period
	Ended	December 28, 2012	January 1, 2012
	December 31,	to December 31,	to December 27,
	2013	2012	2012

Cash flows from operating activities:
Net Income (Loss)	$(30,736)	$(17,892)	$8,058
Adjustments required to reconcile net loss
to cash used in operating activities:
Shares issued to founders	—	13,556	—
Shares issued for services	—	1,444	—
Changes in Operating Assets and Liabilities:
Increase in Accounts Receivable	—	—	500
Increase in Accounts Payable	(1,098)	—	1,463

Cash provided (used) by Operating Activities:	(31,834)	(2,892)	10,021

Cash flows from financing activities:
Proceeds from shareholder loans	29,700	—	—
Cash provided by Financing Activities:	29,700	—	—

Change in cash	$(2,134)	$(2,892)	$10,021
Cash-beginning of period	$7,791	$10,683	$662
Cash-end of period	$5,657	$7,791	$10,683

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$—	$—	$—
Franchise and Income Taxes	$—	$—	$—

The accompanying notes are an integral part of these financial statements

F-5

GAMING ENTERTAINMENT INTERNATIONAL INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND DECEMBER 31, 2012

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Gaming Entertainment International Inc. (the “Company”) was incorporated in the state of Nevada on December 28, 2012 for the purpose of acquiring Walley Communications Consulting, Inc. (“Walley”), whereby they could pursue their combined business plan of providing gambling and gaming entertainment services. On December 28, 2012, the Company executed a share exchange agreement with Walley, wherein it issued 25,000 common shares for all of Walley’s outstanding stock. As a result, Walley became a wholly owned subsidiary of the Company. Walley was a privately owned company incorporated under the state laws of Mississippi on July 27, 2006. Walley’s operations include providing services to electrical engineers, electrical contractors, cabling contractors, and end users.

On February 4, 2014, the Company executed an amendment to the share exchange agreement with Walley dated December 28, 2013, whereby the parties involved agreed to change the consideration paid by the Company for all of the outstanding stock of Walley from 25,000 shares of the Company to an unsecured promissory note in the amount of $25,000. The amended Walley purchase agreement, filed as an exhibit herein, will nullify the original share exchange agreement dated December 28, 2012. In the amended agreement, the Company agreed to let the sole shareholder of Walley keep the 25,000 shares issued to him in the original share exchange agreement as compensation for consulting services provided.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements give effect to all normal recurring adjustments necessary to present fairly the financial position and results of operations and cash flows of the Company and Walley, its wholly owned subsidiary.

F-6

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).The preparation of financial statements in conformity generally with accounting principles ally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

M anagement further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that (1) recorded transactions are valid; (2) valid transactions are recorded; and (3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented.

Restatement of Financial Statements

Certain amounts in the prior period financial statements have been restated.

Principle of Consolidation

The accompanying consolidated financial statements include all of the accounts of Gaming Entertainment International Inc. and Walley Communications Consulting Inc. as of December 31, 2013. The financial statement activity prior to the consolidation and incorporation of the Company on December 28, 2012 are those solely of Walley Communications Consulting Inc. All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the estimated useful lives of property and equipment. Actual results could differ from those estimates.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2013 and December 31, 2012, the Company had no cash equivalents.

F-7

Fair value of financial instruments

The Company adopted the provisions of FASB ASC 820 (the “Fair Value Topic”) which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.

The Fair Value Topic defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. It also establishes a fair value hierarchy, which prioritizes the valuation inputs into three broad levels.

The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

A)	Market approach—Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Prices may be indicated by pricing guides, sale transactions, market trades, or other sources;
B)	Cost approach—Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost); and
C)	Income approach—Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about the future amounts (includes present value techniques, and option-pricing models). Net present value is an income approach where a stream of expected cash flows is discounted at an appropriate market interest rate.

Level 1: Quoted market prices available in active markets for identical assets or liabilities as of the reporting date. An active market for an asset or liability is a market in which transactions for the asset or liability occur with significant frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Example of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on the Company’s assessment of the assumptions that are market participants would use in pricing the asset or liability.

The carrying amount of the Company’s financial assets and liabilities, such as cash, prepaid expenses, accounts payable, accrued expenses, and deferred revenue approximate their fair value because of the short maturity of those instruments. The Company’s note payable approximate the fair value of such instruments based upon management’s best estimate of interest rates that would be available to the Company for similar financial arrangements at December 31, 2013 and December 31, 2012.

The Company had no assets and/or liabilities measured at fair value on a recurring basis for the year ended December 31, 2013 and year ended December 31, 2012, respectively, using the market and income approaches

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable related to the products and services sold are recorded at the time revenue is recognized, and are presented on the balance sheet net of allowance for doubtful accounts. The ultimate collection of the receivable may not be known for several months after services have been provided and billed.

The Company has established an allowance for doubtful accounts based upon factors pertaining to the credit risk of specific customers, analyses of current and historical cash collections, and the aging of receivables. Delinquent accounts are written-off when the likelihood for collection is remote and/or when the Company believes collection efforts have been fully exhausted and the Company does not intend to devote any additional efforts in an attempt to collect the receivable. The Company adjusts their allowance for doubtful accounts balance on a quarterly basis.

F-8

Impairment of long-lived assets

The Company follows paragraph 360-10-05-4 of the FASB Accounting Standards Codification for its long-lived assets. The Company’s long-lived assets, which includes computer equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

The Company assesses the recoverability of its long-lived assets by comparing the projected undiscounted net cash flows associated with the related long-lived asset or group of long-lived assets over their remaining estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. Fair value is generally determined using the asset’s expected future discounted cash flows or market value, if readily determinable. If long-lived assets are determined to be recoverable, but the newly determined remaining estimated useful lives are shorter than originally estimated, the net book values of the long-lived assets are depreciated over the newly determined remaining estimated useful lives.

The Company determined that there were no impairments of long-lived assets as of December 31, 2013 and December 31, 2012.

Goodwill

Goodwill is tested for impairment on an annual basis (December 31) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of below its carrying value.

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies.  Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Revenue recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company will recognize revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability, is reasonably assured.

Income taxes

The Company follows Section 740-10-30 of the FASB Accounting Standards Codification, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the temporary differences are expected to recovered or settled. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Income and Comprehensive Income in the period that includes the enactment date.

F-9

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification (“Section 740-10-25”) with regards to uncertainty income taxes. Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

Net income (loss) per common share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and potentially outstanding shares of common stock during the period. The weighted average number of common shares outstanding and potentially outstanding common shares assumes that the Company incorporated as of the beginning of the first period presented.

There were no potentially dilutive shares outstanding as of December 31, 2013 and December 31, 2012.

Subsequent events

The Company follows the guidance in Section 855-10-50 of the FASB Accounting Standards Codification for the disclosure of subsequent events. The Company will evaluate subsequent events through the date when the financial statements were issued.

Recently issued accounting pronouncements

We have decided to take advantage of the exemptions provided to emerging growth companies under the JOBS Act and as a result our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, delay compliance with new or revised accounting standards that have different effective dates for public and private companies until they are made applicable to private companies.

Company management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Going Concern

The Company has limited operating history and may experience losses in the near term. We may be dependent on sales of our equity securities and debt financing to meet our cash requirements for the future proposed expansion of operations. As of December 31, 2013, we had an accumulated deficit of $ 49,508. The Company needs to maintain a steady operating structure, ensuring that expenses are contained such that profits are consistently achieved. In order to expand the Company’s business, the Company would likely require additional financing. Management of the Company must continually develop and refine its strategies and goals in order to execute the business plan of the Company on a broad scale and expand the business.

F-10

One of the biggest challenges facing the Company will be in securing adequate capital to continue to expand its business and increase operations. Secondarily, an ongoing challenge remains the maintenance of an efficient operating structure and business model. The Company must keep its expenses and the costs of employees at a minimum in order to generate a profit from the revenues that it receives from its clients. Third, in order to expand, the Company will need to continue implementing effective sales and marketing strategies to reach and forge new business relationships. The Company has devised its initial sales, marketing and advertising strategies, however, the Company will need to continue refinement of these strategies and also skillfully implement these plans in order to achieve ongoing and long-term success in its business. Fourth, the Company must continuously identify, attract, solicit and manage employee talent, which requires the Company to consistently recruit, incent and monitor various employees. High employee turnover or attrition is a significant risk for the Company, as it requires expending substantial resources to locate and train new personnel and also to replace personnel for clients. These tasks require significant time and attention from the Company’s management, and employees may nevertheless become dissatisfied with their respective tenure with the Company.

Due to financial constraints and the early stage of the Company’s life, the Company has to date conducted limited advertising and marketing to reach customers. In addition, the Company has not yet located the sources of funding to develop the Company on a broader scale through acquisitions or other major partnerships. If the Company were unable to locate such financing and/or later develop strong and reliable sources of potential new business relationships and a means to efficiently reach new business partners and customers, it is unlikely that the Company will be able to develop its proposed expanded operations and business plan. Moreover, the above assumes that the Company’s services are consistently met with client satisfaction in the marketplace and exhibit steady success amongst the potential customer base, neither of which is reasonably predictable or guaranteed.

NOTE 3 – STOCK PURCHASE AGREEMENT WITH WALLEY

On December 28, 2012 the Company purchased all of the issued and outstanding common stock of Walley Communications Consulting Inc., a privately held company incorporated under the state laws of Mississippi, for the issuance of 25,000 common shares in the Company.. As a result of the share exchange, Walley Communications Consulting Inc. became a wholly owned subsidiary of the Company.

Noted in the subsequent event footnote, on February 4, 2014, the Company executed an amendment to the share exchange agreement with Walley dated December 28, 2013, whereby the parties involved agreed to change the consideration paid by the Company for all of the outstanding stock of Walley from 25,000 shares of the Company to an unsecured promissory note in the amount of $25,000. The amended Walley purchase agreement, filed as an exhibit herein, will nullify the original share exchange agreement. The Company has restated its prior financial statements and disclosure to account for this amendment.

The purchase price allocation has been determined as follows:

Purchase price	$ 25,000
Allocated to:
Current assets acquired	(10,683)
Liabilities assumed	1,463
Goodwill	$ 15,780

Current assets acquired of $10,683 consisted entirely of cash. Management considered the intangible value of Walley to be greater than the goodwill recognized based on the expertise and reputation they have in the hotel and casino remodeling industry. Management considered the guidance of fasb 805-20-25-10 in its consideration to record goodwill of $15,780. Goodwill was calculated based on the allocation of the deemed purchase price of the shares of Walley Communications Consulting Inc. over the assets acquired and liabilities assumed.

F-11

At December 31, 2013, the Company determined that there were no events or circumstances which would more likely than not reduce the fair value of the goodwill asset below its carrying value.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable at December 31, 2013 and December 31, 2012 consisted of the following:

	2013	2012
Accounts receivable	$ 1,700	$ 1,700
Less: Allowance for doubtful accounts	(1,700)	(1,700)
	$ -	$ -

The Company recorded bad debt expense of $0 for year ended December 31, 2013 and the year ended December 31, 2012, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

Free office space from its Chief Executive Officer

The Company has been provided office space by its majority stockholder and CEO at no cost. The management determined that such cost is nominal and did not recognize the rent expense in its financial statements.

Loan from Shareholder

The Company has been loaned money by its chief executive officer for working capital purposes. The loan bears no interest and is payable on demand. As of December 31, 2013 and December 31, 2012, the Company has a shareholder loan balance of $29,700 and $0.

NOTE 6 – PROMISSORY NOTE PAYABLE

Pursuant to the amended share exchange agreement with Walley dated February 4, 2014, further described in Note 8, the Company issued a $25,000 promissory note payable to the sole shareholder of Walley for all of the outstanding common stock of Walley. The promissory note bears 0% interest and has a maturity date of February 4, 2016. The Company has the option to pay the note in full at any time. If the note is not paid in full by the maturity date, interest of 12% per annum will apply as of the maturity date.

The Company has restated its prior year financial information to account for the amended share exchange agreement as if it occurred on the date of the original share exchange agreement December 28, 2012.

NOTE 7 – STOCKHOLDERS’ EQUITY

The Company was incorporated on December 28, 2012, at which time it was authorized to issue 20,000,000 shares of common stock and 5,000,000 shares of preferred stock, both at $0.001 par value.

On December 28, 2012, the Company executed a share exchange with Walley, wherein the Company issued 25,000 common shares for all the outstanding shares of Walley, which resulted in Walley becoming a wholly owned subsidiary of the Company. On February 4, 2014, the Company executed an amendment to the share exchange agreement with Walley dated December 28, 2013, whereby the parties involved agreed to change the consideration paid by the Company for all of the outstanding stock of Walley from 25,000 shares of the Company to an unsecured promissory note in the amount of $25,000. The amended Walley purchase agreement, filed as an exhibit herein, will nullify the original share exchange agreement dated December 28, 2012. In the amended agreement, the Company agreed to let the sole shareholder of Walley keep the 25,000 shares issued to him in the original share exchange agreement as compensation for consulting services provided.

F-12

On December 28, 2012, the Company issued an additional 1,443,500 shares, which include the 25,000 shares to Walley, to consultants for their services rendered to the Company and 13,556,500 shares to its founding officers. The Company follows the guidelines and principles of FASB no. 123. The 13,556,500 shares issued to the founding officers and the 1,443,500 shares issued to consultants were valued at $0.001, which resulted in an expense of $15,000. The shares to consultants and founding officers were for services completed by December 31, 2012. The founding officers were granted 13,556,500 shares of common restricted stock as non-monetary compensation for their unpaid services and consulting regarding the formation of the company. The founding officers have paid personally for some of the accounting, legal and filing fees to begin the company. They also have contributed advice regarding the marketing, architectural development, accounting, finance, corporate structure and tax strategy. In the immediate future, while the company is being initially funded, the founding officers will be paid very little for their efforts. The consulting services were provided by unrelated third parties who advised the Board of Directors on the construction of the business plan, marketing plan, and other general business consulting services necessary to complete the S-1 filing.

NOTE 8 – INCOME TAX

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consist of the following components as of December 31, 2013 and 2012:

	December 31,	December 31,
	2013	2012
Deferred tax assets- non-current
NOL carryover	$10,450	$—
Less valuation allowance	(10,450)	—
Deferred tax assets, net of valuation allowance	$—	$—

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the period ended December 31, 2013 and 2012 due to the following:

	December 31,	December 31,
	2013	2012
Book income (loss)	$(30,700)	$—
Other non-deductible expenses	—	—
Valuation allowance	$(30,700)	$—
	$—	$—

At December 31, 2013, the Company had net operating loss carryforwards of approximately $10,450 that may be offset against future taxable income from the year 2014 to 2034. No tax benefit has been reported in the December 31, 2013 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

F-13

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal Income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events pursuant to the requirements of ASC Topic 855 and has determined that other than listed below, no material subsequent events exist.

On February 4, 2014, the Company executed an amendment to the share exchange agreement with Walley dated December 28, 2013, whereby the parties involved agreed to change the consideration paid by the Company for all of the outstanding stock of Walley from 25,000 shares of the Company to an unsecured promissory note in the amount of $25,000. The amended Walley purchase agreement, filed as an exhibit herein, will nullify the original share exchange agreement dated December 28, 2012. In the amended agreement, the Company agreed to let the sole shareholder of Walley keep the 25,000 shares issued to him in the original share exchange agreement as compensation for consulting services provided.

NOTE 10 – RESTATEMENT OF FINANCIAL STATEMENTS

The Company has restated its balance sheet as of December 31, 2012, its statement of operations for the period from December 28, 2012 to December 31, 2012, its statement of cash flows for the period from December 28, 2012 to December 31, 2012, and its statements of stockholders’ equity to account for the change in valuation of the 13,556,500 shares issued to founding officers, the 1,443,500 shares issued to consultants, and the amendment to the share exchange agreement with Walley.

On February 4, 2014, the Company executed an amendment to the share exchange agreement with Walley dated December 28, 2013, whereby the parties involved agreed to change the consideration paid by the Company for all of the outstanding stock of Walley from 25,000 shares of the Company to an unsecured promissory note in the amount of $25,000. The amended Walley purchase agreement, filed as an exhibit herein, will nullify the original share exchange agreement. The Company agreed to let the sole shareholder of Walley keep the 25,000 shares issued to him in the original share exchange agreement as compensation for consulting services provided.

The restated financial information value the 13,556,500 shares issued to the founding officers and the 1,443,500 shares issued to consultants, including the 25,000 shares to Walley, on December 28, 2013 at par $.001 rather than $3.00 per share as previously recorded. The $3.00 share price was arbitrarily determined as the value of the Company’s stock price in the original share exchange agreement with Walley which has since been nullified and amended. The Company’s restated financial information accounts for the amended share exchange agreement with Walley on February 4, 2014 as if it occurred on the date of the original share exchange agreement December 28, 2012. Moreover, the Company has changed its valuation of the shares issued to founders and consultants due to the amended share exchange agreement with Walley because of the fact that the prior valuation of shares issued to founders and consultants were derived from the $3.00 share price in the original share exchange agreement with Walley on December 28, 2012.

The following are originally recorded and restated balances as of December 31, 2012 and for the period from December 28, 2012 to December 31, 2012.

F-14

GAMING ENTERTAINMENT INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS

	As of December 31, 2012
	Originally
	Reported	Restated	Difference
Assets
Current Assets:
Cash	$7,791	$7,791	—
Accounts Receivable (net allowance for doubtful accounts of
$1,700 in 2012 and 2011)	—	—	—
Total Current Assets	7,791	7,791	—

Goodwill	65,780	15,780	(50,000)

Total Assets	$73,571	$23,571	(50,000)

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts Payable	$1,463	$1,463	—
Note Payable	—	25,000	25,000
Total Current Liabilities	1,463	26,463	25,000

Stockholders' Deficit
Preferred stock: Gaming Entertainment International Inc.; $0.001 par value	—	—	—
5,000,000 shares authorized $0.001, 0 shares issued & outstanding
Common stock: Walley Communications Consulting Inc.; $0.01 par value
100 shares authorized , 100 shares issued & outstanding	—	—	—
Common stock: Gaming Entertainment International Inc.; $0.001 par value
20,000,000 shares authorized , 15,000,000 shares issued & outstanding	15,000	15,000	—
Additional Paid-in Capital (Restated)	4,329,937	880	(4,329,057)
Accumulated Deficit (Restated)	(4,272,829)	(18,772)	4,254,057
Total Stockholders' Equity	72,108	2,892	(75,000)

Total Liabilities & Stockholders' Equity	$73,571	$23,571	(50,000)

The accompanying notes are an integral part of these financial statements

F-15

GAMING ENTERTAINMENT INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Period December 28, 2012 to December 31, 2012
	Originally
	Reported	Restated

Revenues	$—	$—
Cost of revenues	—	—

Gross profit	—	—

Operating Expenses:
Consulting	4,255,500	1,443
Selling, general & administrative (restated)	13,649	13,649
Wages and compensation	2,800	2,800
Total operating expenses	4,271,949	17,892

Net income (loss) from operations	(4,271,949)	(17,892)

Other income (expenses):
Interest income	—	—
Total other income (expenses)	—	—

Net income (Loss) before taxes	$(4,271,949)	$(17,892)

Tax provisions	—	—

Net income (loss) after taxes	$(4,271,949)	$(17,892)

Gain (loss) per share basic & diluted	$(0.28)	$(0.00)

Weighted average shares outstanding (basic & diluted)	15,000,000	15,000,000

The accompanying notes are an integral part of these financial statements

F-16

GAMING ENTERTAINMENT INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Period December 28, 2012 to December 31, 2012
	Originally
	Reported	Restated	Difference
	2012

Cash flows from operating activities:
Net Loss	$(4,271,949)	$(17,892)	$(4,254,057)
Adjustments required to reconcile net loss
to cash used in operating activities:
Shares issued to founders (restated)	13,557	13,557	4,254,057
Shares issued for services	4,255,500	1,443	—
Changes in Operating Assets and Liabilities:
Decrease in Accounts Receivable	—	—	—
Allowance for Doubtful Accounts	—	—	—
Increase in Accounts Payable	—	—	—
Cash provided (used) by Operating Activities:	(2,892)	(2,892)	—

Change in cash	$(2,892)	$(2,892)	$ -
Cash-beginning of period	$10,683	$10,683	$ -
Cash-end of period	$7,791	$7,791	$ -

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$—	$—	$—
Franchise and Income Taxes	$—	$—	$—

The accompanying notes are an integral part of these financial statements

F-17

PART II

Item 13. Other expenses of Issuance and Distribution

The following table sets forth the Company’s expenses in connection with this registration statement. All of the listed expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission.

Registration fees	$2,100
Edgarizing fees	$2,500
Transfer agent fees	$1,750
Accounting fees	$15,000
Legal fees	$15,000

Item 14. Indemnification of Directors and Officers

The Company's certificate of incorporation, by-laws and other contracts provide for indemnification of its officers, directors, agents, fiduciaries and employees. These provisions allow the Company to pay for the expenses of these persons in connection with legal proceedings brought because of the person's position with the Company. The Company does not believe that such indemnification affects the capacity of such person acting as officer, director or control person of the Company.

Item 15. Recent Sales of Unregistered Securities

The Company has issued the following securities in the last three (3) years. All such securities were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering, as noted below.

Consulting Services

On December 28, 2012, the Company issued an aggregate of 1,443,500 shares of our restricted common stock at a per share price of $0.001 to 79 consultants for services rendered. The consulting services were provided by unrelated third parties who advised the Board of Directors on the construction of the business plan, marketing plan, and other general business consulting services necessary to complete the S-1 filing. The 1,443,500 shares were valued at $0.001, which resulted in an expense of $1,443. The shares to consultants were for services completed by December 31, 2012. The shares were valued at par $0.001 per share because they were issued at the inception of the Company. The shares were issued in a private transaction to 79 United States residents in reliance on Regulation D promulgated under the Securities Act. The shares of common stock have not been registered under the Securities Act or under any state securities laws and may not be offered or sold without registration with the United States Securities and Exchange Commission or an applicable exemption from the registration requirements. The consultants acknowledged that the securities to be issued have not been registered under the Securities Act, that they understood the economic risk of an investment in the securities, and that they had the opportunity to ask questions of and receive answers from our management concerning any and all matters related to acquisition of the securities. On

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Founders

On December 28, 2012, the Company issued an aggregate of 13,556,500 shares to our five founding officers and directors at par $0.001. The 13,556,500 shares issued to the founding officers were valued at par $0.001, which resulted in an expense of $13,557. The founding officers were granted 13,556,500 shares of Common Restricted Stock as non-monetary compensation for their unpaid services and consulting regarding the formation of the company. The founding officers have paid personally for some of the accounting, legal and filing fees to begin the company. They also have contributed advice regarding the marketing, architectural development, accounting, finance, corporate structure and tax issues. In the immediate future, while the company is being initially funded, the founding officers will be paid very little for their efforts. The shares were issued in a private transaction to five United States residents in reliance on Regulation D promulgated under the Securities Act. The shares of common stock have not been registered under the Securities Act or under any state securities laws and may not be offered or sold without registration with the United States Securities and Exchange Commission or an applicable exemption from the registration requirements. The consultants acknowledged that the securities to be issued have not been registered under the Securities Act, that they understood the economic risk of an investment in the securities, and that they had the opportunity to ask questions of and receive answers from our management concerning any and all matters related to acquisition of the securities.

Item 16. Exhibits and Financial Statement Schedules.

EXHIBITS

			Incorporated by reference
Exhibit	Exhibit Description	Filed herewith	Form	Period ending	Exhibit	Filing date
3.1	Certificate of Incorporation		S-1		3.1	6/13/2013
3.2	By-Laws		S-1		3.2	6/13/2013
5.1	Opinion of Counsel on legality of securities being registered	X
10.1	Share Purchase Agreement		S-1/A		10.1	9/6/2013
10.2	Amendment to Share Purchase Agreement, exhibit 10.1		S-1/A		10.2	2/10/14
10.3	Promissory note dated February 4, 2013 to Mark Walley		S-1/A		10.3	2/10/14
16.1	Letter from predecessor auditor, Patrick Rodgers, CPA, PA	X
23.1	Consent of Accountants	X
23.2	Consent of Counsel (as part of Exhibit 5.1)	X

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Item 17. Undertakings

The undersigned registrant hereby undertakes:

  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on March 13, 2014.

GAMING ENTERTAINMENT INTERNATIONAL, INC.

By: /s/ Sylvain Desrosiers Title: President (Chief Executive Officer/Director)

By: /s/ William W. Noll Title: Treasurer (Chief Financial Officer/Treasurer/Director)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons, constituting all of the members of the board of directors, in the capacities and on the dates indicated.

Signatures	Capacity	Date
By: /s/ Sylvain Desrosiers	Title: Chief Executive Officer/Director	March 13, 2014

By: /s/ William W. Noll	Title: Chief Financial Officer/Treasurer/Director	March 13, 2014

50